UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

to

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or 12(g) of

the Securities Exchange Act of 1934

Diligent Board Member Services, Inc.

(Exact name of registrant as specified in its charter)

Delaware	26-1189601
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

39 West 37 St. 8th Floor

New York, NY 10018

(Address of principal executive offices)(Zip Code)

(212) 741-8181

(Registrant’s telephone number, including area code)

Copies to:

Wallace E. Brockhoff, Esq.

Lathrop & Gage L.C.

2345 Grand Boulevard, Suite 2800

Kansas City, Missouri 64108

816-292-2000 (telephone)

816-292-2001 (facsimile)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001 per share

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒

EXPLANATORY NOTE

This Amendment No. 2 on Form 10 (the “Amendment No. 2”) relates to the Registration Statement of Diligent Board Member Services, Inc. ( “Diligent”) on Form 10, as initially filed with the Securities and Exchange Commission on April 30, 2008 (as amended on June 30, 2008, the “Original Filing”).

As previously disclosed, the Original Filing did not include audited financial statements of Diligent’s accounting predecessor, Diligent Board Member Services, LLC (now known as Services Share Holdings, LLC, and referred to in this document as “DBMS LLC”, “LLC”, or “Predecessor”), for 2006 and 2007, nor did it include audited financial statements for the three months ended December 31, 2007 (collectively, the “Audited Financial Statements”).

On June 30, 2008, the Original Filing became effective through operation of law. This Amendment No. 2 includes the Audited Financial Statements and amends Items 2 and 13, in addition to making certain other amendments required to make this filing current.

TABLE OF CONTENTS

Page No.

Item 1:	Business	2
Item 1a:	Risk Factors	11
Item 2:	Financial Information	16
Item 3:	Properties	29
Item 4:	Security Ownership of Certain Beneficial Owners and Management	29
Item 5:	Directors and Executive Officers	31
Item 6:	Executive Compensation	37
Item 7:	Certain Relationships and Related Transactions, and Director Independence	38
Item 8:	Legal Proceedings	41
Item 9:	Market Price of and Dividends on the Registrant's Common Equity and
Related Stockholder Matters	41
Item 10:	Recent Sales of Unregistered Securities	42
Item 11:	Description of Registrant's Securities to be Registered	43
Item 12:	Indemnification of Directors and Officers	45
Item 13:	Financial Statements and Supplementary Data	46
Item 14:	Changes in and Disagreements With Accountants on Accounting and
Financial Disclosure	47
Item 15:	Financial Statements and Exhibits	47

            You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. You should assume that the information contained in this document is accurate as of the date of this Form 10 only, except where a different specific date is set forth.

As used in this Form 10, unless the context otherwise requires, the terms “we,” “us,” “our,” “Diligent” and the “Company” refer to Diligent Board Member Services, Inc., a Delaware corporation, and its subsidiaries.

We have applied for trademarks for the names “Diligent” and “Boardbooks”. This document also contains trademarks and service marks of other companies.

FORWARD-LOOKING STATEMENTS

Except for statements of historical fact, certain information described in this document contains “forward-looking statements” that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “should,” “will,” “would” or similar words. The statements that contain these or similar words should be read carefully because these statements discuss our future expectations, contain projections of our future results of operations or of our financial position, or state other “forward-looking” information. Diligent Board Member Services, Inc., believes that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able accurately to predict or control. Further, we urge you to be cautious of the forward-looking statements which are contained in this Form 10 because they involve risks, uncertainties and other factors affecting our operations, market growth, service, products and licenses. Events in the future may cause our actual results and achievements, whether expressed or implied, to differ materially from the expectations we describe in our forward-looking statements. The occurrence of future events could have a material adverse effect on our business, results of operations and financial position.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We file reports, proxy statements, information statements and other information with the Securities and Exchange Commission. You may read and copy this information, for a copying fee, at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on its public reference rooms. Our Securities and Exchange Commission filings are also available to the public from commercial document retrieval services, and at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov. Our internet address is http://www.boardbooks.com. We will make available through a link to the SEC’s web site, electronic copies of the materials we file with the SEC (including our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, the Section 16 reports filed by our executive officers, directors and 10% stockholders and amendments to those reports). To receive paper copies of our SEC materials, please contact us by mail addressed to Robert E. Norton, Corporate Secretary, Diligent Board Member Services, Inc., 39 West 37 St. 8th Floor, New York, NY 10018, (212) 741-8181.

ITEM 1. BUSINESS

General Information

Our business address is 39 West 37 St. 8th Floor, New York, NY 10018, and our telephone number is 212-741-8181. Our website is http://www.boardbooks.com. The information contained in, or that can be accessed through, our website is not part of this registration statement.

History

Diligent Board Member Services, Inc. is a Delaware corporation that was incorporated on September 27, 2007, and commenced business on October 1, 2007, when our accounting predecessor entity and sole stockholder at that time, Diligent Board Member Services, LLC (now known as Services Share Holdings, LLC, and referred to in this document as “DBMS LLC”, “LLC” or “Predecessor”), contributed substantially all of its tangible assets and its “Diligent Boardbooks” business to Diligent Board Member Services, Inc. Brian Henry, our Global Sales Channel Partner Director and one of our directors, founded DBMS LLC (previously known as Manhattan Creative Partners, LLC) in 1994, which developed complex database-driven software for large and small companies until 2002, when it shifted its focus to corporate governance service delivery software.

Company Overview

We develop and sell an online software application called Diligent Boardbooks, which is a web-based portal that directors and administrative staff use to compile, update and examine board materials prior to and during board meetings. Each of our clients enters into a service agreement whereby we agree to provide and support the Diligent Boardbooks service.

The Boardbooks product features an on-screen interface that resembles a book and displays documents in single web-viewable pages, from a secure central database. The software is accessed via the internet and is a “point and click” system that gives directors the ability to navigate throughout the entire virtual book.

The first phase of our business focus was developing and testing the Boardbooks system, building a loyal core of blue chip customers to become champions of the product, and promoting product awareness through exposure in print media. During this phase we did not focus on revenue growth nor profitability, and sales and marketing had been conducted by two to three staff members, who fit this role alongside their other responsibilities. By 2007 we had a commercially viable product and shifted our focus to commit substantial resources to the sales and marketing of our Boardbooks product. We are now in the customer acquisition phase of our business and currently provide the Boardbooks service to approximately 140 companies and 3,900 registered users.

Development Timeline

The paragraphs below provide a general timeline of the development of the Diligent Boardbooks system:

•

The Diligent Boardbooks Concept (1998-2001). We began developing components of the Diligent Boardbooks system starting in 1998. In 2001, AIG SunAmerica Funds requested a solution to automate the management of its board meeting papers. With this request, the founders of DBMS LLC launched the Diligent Boardbooks concept. The AIG SunAmerica Funds’ instruction was simple: “Please help us build a web-based system to simplify and centralize the delivery of board materials. It must be totally secure. Most importantly, we need to keep it really simple and totally flexible.” AIG paid to have a working concept produced and, after testing the software, agreed to purchase a license of the commercial version.

•

Diligent Boardbooks Delivery and Development (2000-2002). The development process took more than three years to create the first commercially viable version of Diligent Boardbooks. The founders of DBMS LLC made this investment foreseeing the end product could become an extremely valuable licensing opportunity for DBMS LLC.

•

Diligent Boardbooks Testing (2002-2004). With AIG SunAmerica Funds as an anchor client, DBMS LLC spent a year getting other major accounts to buy licenses in a market that had yet to deal with the implications of the Sarbanes-Oxley Act. These clients had to be “seasoned” (a term we use to describe the time an account takes to become a “paying, satisfied Boardbooks client”) for years in many cases prior to them having the comfort to move their board materials on to our servers.

•

Building Credentials (2004-2006). After “seasoning” the anchor accounts we began establishing our own credentials. Our marketing group produced credential style marketing materials featuring the initial test license accounts.

•	Scaling (2006-2007). Before undertaking an international rollout of a large licensing sales force, we tested several key growth assumptions relating to scaling the Diligent Boardbooks service.

•

Roll-out (2007-2008). The roll-out of a sales force commenced in 2007 and by mid-year 2008 our sales force had increased from 3 to 23 full time salespeople. By the end of the 3rd quarter, the sales force had been reduced to 18 following performance evaluations. As of the date of this filing, a 4th quarter general workforce reduction, due to a difficult worldwide economic climate, further reduced the sales force to 10.

Recent Developments; New Zealand Offering

Acquisition of the Diligent Boardbooks Business.

On October 1, 2007, we entered into a Contribution Agreement with DBMS LLC, under which DBMS LLC contributed assets and certain liabilities relating to the Diligent Boardbooks business, including accounts receivables, prepaid expense, property and equipment, security deposits, capital lease obligations and deferred revenue, as a contribution to our capital. DBMS LLC retained certain Diligent Boardbooks liabilities, which DBMS LLC discharged using proceeds of a loan by us to DBMS LLC of approximately $6,800,000. The monies for this loan were part of the proceeds of the share offering described below under “New Zealand Offering.” (See Item 7 “Certain Relationships and Related Transactions”for more information on our capitalization and this loan.) New Zealand Offering.

On December 12, 2007, we completed an offshore offering of 24,000,000 common shares to members of the public in conjunction with a listing of our stock on the New Zealand Stock Exchange. The net proceeds of the offering were approximately $16.4 million, which we are using to:

•	Recruit additional staff to grow our business, including more licensing sales people in North America, Europe and the Pacific Rim.

•	Invest in the operational infrastructure required to scale the business.

•	Provide working capital to sustain the operations of the business while we further build our revenue streams.

•	Advance approximately $3.7 million (net) to DBMS LLC, to retire certain debt obligations incurred by DBMS LLC in connection with the development of the Diligent Boardbooks business.

Although it is intended that the proceeds from the offering be used for the purposes specified above, we are aware that we need to be flexible with our strategies, plans, targeted milestones, operations and affairs so that we can quickly respond to change, such as changes in the software industry, our competitive environment and insights we gain regarding operations, costs and investment requirements as the business grows.

Acquisition of Diligent Board Member Services NZ Limited; Activities of UK Subsidiary

Effective January 1, 2008, we acquired the stock of Diligent Board Member Services NZ Limited, for consideration of NZ$5,000 (approximately US$3,800), which provides software development services and support. Effective April 2008, our United Kingdom subsidiary, Diligent Boardbooks Limited, became active and is engaged in European sales.

DBMS LLC “Warranty” of Annualized Fees.

In connection with the New Zealand offering, one of our stockholders, DBMS LLC, agreed to warrant that should the Company’s Annualized License Fees (defined below) as of December 31, 2008 not reach $10,800,000, LLC will forfeit certain of its shares according to a graduated share cancellation formula, as described below. The net result of any share cancellations will be that DBMS LLC will forfeit the cancelled shares and that the remaining shares still outstanding will represent an increased percentage ownership of our total equity.

“Annualized License Fees” (ALFs) is a forward-looking measure, defined as the total fees required to be paid to us for the next twelve months under all of our service contracts in effect at a particular point in time assuming that the contracts will remain in full force and effect and are fully paid without setoff or discount throughout the twelve-month period.

DBMS LLC has delivered 14,000,000 of our shares to an escrow agent, pending determination of Annualized License Fees as of December 31, 2008. Should the level of Annualized License Fees as of December 31, 2008, be less than $10,800,000, a portion of those shares held in escrow will be delivered to us for cancellation. The total shares cancelled (if any) pursuant to the Annualized License Fees warranty will be equal to the product of:

(1) The difference between $10,800,000 and the Annualized License Fees as of December 31, 2008, with this result being divided by $10,800,000

x

(2) The total amount of shares in escrow (14,000,000)

x

(3) Five

The maximum possible amount of shares cancelled pursuant to the Annualized License Fees warranty will be 14,000,000 shares. The escrow will end 30 days after we have made our preliminary market announcement to the New Zealand Stock Exchange of our results for the fiscal year ending December 31, 2008. Based on the ALFs at September 30, 2008, as discussed in Item 2 of this registration statement, it appears that the warranty will not be met and the 14,000,000 shares will be cancelled. However, due to the definition of ALFs, the possibility remains that a major sale during the 4th quarter of the year could cause the warranty to be met.

As an aid to understanding this formula, the table below shows the number of shares that would be cancelled if the Annualized License Fees were less than $10,800,000 as of December 31, 2008.

Annualized License Fees	Shortfall from Target	DBMS LLC Shares Cancelled

$10,800,000	-	-
10,260,000	5.0%	3,500,000
9,720,000	10.0%	7,000,000
9,180,000	15.0%	10,500,000
8,640,000	20.0%	14,000,000

Market Opportunity

The online board portal industry remains in its infancy with market penetration still relatively low. A 2006 survey conducted by the US Society of Corporate Secretaries & Governance Professionals indicated that less than 20 percent of companies use a board portal to communicate with directors. Of these 20 percent, less than five percent use an externally provided board portal product.

As we increase our sales force, we intend to market Diligent Boardbooks in the US, Canada, Europe, New Zealand and Australia before targeting Asia at a later stage.

Our client base is currently comprised of blue chip companies predominantly in the financial service sector. These entities have previously been prime targets because their board materials are crucial to effectively managing the corporate governance process. Public recognition by prominent publications has helped us become a leader in the provision of online board portal software in this sector. However, a vast opportunity for us remains in the global financial service sector. There are more than 61,000 mutual funds (of all sizes, although many of this number will be managed by the same manager) and more than 11,000 banks.

To provide further expansion opportunity, we are continuing consultations with major institutions with the intention of developing strategic partnerships. We intend to release a version of Diligent Boardbooks that will enable multilingual capabilities, which will allow us to consider marketing Diligent Boardbooks within non-English speaking countries.

Our Product Strengths

Established Brand. We compete against several competitors within the board portal industry. Notably however, we have been under development since early 2001 while many of our competitors remain at a much earlier stage of development.

Ease of Use. In an article published in The Wall Street Journal on October 23, 2006, the author commented that “The portal from Diligent Board Member Services may be the easiest to use. The Diligent layout looks like a paper book. A binding coil and divider tabs are drawn onto the screen and directors “flip” pages with the click of a mouse.” This “ease of use” has been one of the many key elements to Diligent Boardbooks' popularity among executives with little time to learn a new system.

Flexible Online and Offline Viewing. Diligent Boardbooks may be viewed online via the Internet or offline on the user’s computer. The offline version of Diligent Boardbooks allows a user to download a secure encrypted database of their own corporation’s entire Diligent Boardbooks database. This allows meetings to be run off-site without an Internet connection. The same book-like interface is used to view offline as well as online. This system is secured through high-level security and encryption technology.

Additionally, when paper copies are requested, Diligent Boardbooks has a “Print Book” feature that allows directors to print the entire collated Boardbook complete with page numbers, agenda-related footers and more. This feature is controlled by the user, allowing a page, a tab or a whole book to be printed. This is a password-specific functionality controlled by the users.

Offline Synchronization. The main distinction between Diligent Boardbooks and other systems is that Diligent Boardbooks maintains a single copy and does not download information that has already been downloaded, making synchronization an efficient and rapid process. Accordingly, there is no risk of having multiple copies or outdated documents floating on the computer desktop.

Regular Upgrades. The Diligent Boardbooks software is regularly updated by our software development team. Updates are applied automatically and users receive the benefit of enhanced functionality without the inconvenience of software reinstallation.

Application Security. We designed a powerful and secure triple redundant network to promote absolute protection and availability of client data. Primaries, secondaries and fail-over servers and systems are located in geographically diverse locations for application and data delivery security. An automated intrusion detection system blocks malicious activity and reverse proxy authentication provides another barrier of protection for sensitive data. For complete security, each individual Diligent Boardbooks user has a distinct user name and password that is required to access the Diligent Boardbooks site. All data is encrypted.

We are SAS 70 – Series II Audited (Statement on Auditing Standards – Service Organizations). This means our licensed client base can be assured that their most intimate corporate information is secure.

Global Support. We serve the highest level officers of some of the largest companies in the world. To assist with completely meeting the expectations of these directors and their key employees, we have staff and contractors in four countries. Our support team is trained to work with its high-level clients to solve any problem a user might encounter. This high level of support is a core competency that has helped to ensure successful implementation and retention for approximately 140 companies and 3,900 registered users to date, while keeping client attrition rates to less than five percent per year.

Full Management and Implementation Team. We provide personalized and high quality account management and implementation to our clients. Each client has a dedicated team that includes an assigned day-to-day account manager, an assigned security engineer and an assigned executive.

Rapid, Cost Effective Deployment. Diligent Boardbooks can be rapidly deployed for use within an organization. Once a company chooses to use Diligent Boardbooks, it can begin to realize the benefits almost immediately. Director training typically takes less than 45 minutes and full product administration training less than 10 hours. We consider this a very important distinguishing factor relative to key competitors whose systems can take considerably longer to implement.

Business Model

We use the Software-as-a-Service (“SaaS”) model to distribute our Diligent Boardbooks software to the market and maintain the security and integrity of our clients’ data. Under this model, we license customer access to our Boardbook product, which is hosted on our secure servers, and offer a complete suite of related services including training, support, data migration and data security/backup.

The SaaS model is characterized by a company providing on-demand access to its complex software through a web-based interface in return for subscription-based revenue. The SaaS industry has undergone significant growth over the past five years, spurred on by several factors:

•	SaaS providers can cost-effectively share one application across hundreds or thousands of companies;

•	Clients can accelerate the deployment process and eliminate additional infrastructure costs;

•	A continuing decline in the cost of bandwidth has meant web-based solutions have become more viable;

•

Lower cost of implementation. Clients do not pay large sums for a product with a long development and implementation timeframe with no guarantee of success. Instead, clients that pay a nominal set-up and/or training fee, and a recurring subscription fee, can begin to use the fully developed service immediately and retain the ability to cancel the service, if unsatisfied;

•

The success of on-demand services in the consumer market (e.g., Google, iTunes and YouTube) have made accessing content and services commonplace in professionals’ personal lives. Professionals are now demanding similar features in business software; and

•	The success of early leaders such as WebEx and salesforce.com has demonstrated the viability and value proposition of the SaaS model.

Central characteristics of implementing the SaaS model include the:

•	Ability to obtain rapid growth in market share and revenue over a sustained period of time;

•	Highly scalable operations that can support sales growth with much lower increases in operating costs;

•	Significant up-front investment in sales and marketing in order to maximize the market penetration;

•	Negative earnings over the expansion period offset by equity capital; and

•	After a period of intense competition, typically one or two companies emerge as the market leaders.

Generally, following an initial capital raise that finances accelerated investment in marketing, there is rapid growth in sales that continues for a number of years (“Stage One”). Three to five years following the initial capital injection, the accelerated expansion in sales may steady somewhat (“Stage Two”). Growth may continue to be very strong for many years however, being limited primarily by competition and by market size (which is often, as is the case for us, of a global scale). Throughout Stage Two profitability continues to be subordinate to both revenue growth and market penetration.

Stage One revenue multiples are generally much higher than their Stage Two counterparts, reflecting the anticipated accelerated growth in revenues associated with the significant increased investment in marketing.

We are at the beginning of Stage One in our growth cycle and can be expected to remain so for a number of years. Because of the strengths of the Diligent Boardbooks product and the high quality of the existing client base, we believe our business risk is lower than is typical for a Stage One company. Our position is further strengthened by the fact that, as the vast majority of companies worldwide are not currently using an electronic board materials management system at all, there is no existing software system to displace. While in some cases there are competing electronic board materials management systems, in most cases our main competition is a paper based system, which we believe is a far inferior and more costly approach.

Marketing; Growth Strategy

We believe that building a successful sales and marketing team to present to and serve the boards of the world’s major corporations is a significant undertaking. Staff must have a deep understanding of corporate governance issues while also being able to interact credibly with the board members and senior executives of major US and international corporations.

The roll-out of a sales force commenced in 2007. By the beginning of the 4th quarter 2008, our sales force had increased to 23 full time salespeople and then was subsequently reduced to 18 after performance evaluations. We continue on an ongoing basis to evaluate the performance of our sales team and make adjustments as prudent and/or necessary.

On November 21, 2008, after consideration of the current market environment and economic conditions, and the concern about the Company’s ability to raise additional growth financing on historically favorable terms, management decided to implement a cost reduction program that reduced staff by 13 people, including 8 in sales and 1 in marketing, leaving a total of 10 active in sales. Although this is a dramatic cut in sales force, the Company believes it has retained its most effective salespeople and can continue the pattern of growth necessary to maintain its market position.

Intellectual Property

As disclosed above, we acquired all Diligent Boardbooks-related intellectual property from DBMS LLC, as of October 1, 2007. We have protected our unique graphical user interface by copyright and have in process multiple patent applications to protect key or unique aspects of the new software. We will continue to take steps to protect our intellectual property.

All software developed by us is protected by copyright and has been developed entirely by our employees. Employees and contractors have no rights to the application source code, design, user interface or any other aspect of the application, which is protected by copyright and provisions in our employment contracts.

Clients have no rights to the application source code, and generally have no visibility of the source code. We make occasional exceptions to allow clients to perform due diligence security audits, which are protected by non-disclosure/non-use agreements. Client rights to the application are defined and protected by the client license agreement.

Customers and Certain Contracts

Our client base is currently comprised of large companies predominantly in the financial service sector. Our customers currently include AIG Sun America Funds, Allianz Global Investors, New York Life Investment Management and Motorola. We have implemented the Diligent Boardbooks system for approximately 140 companies and 3,900 registered users.

Research and Development

Our research and development efforts are focused on improving and enhancing our Diligent Boardbooks system. We spent approximately $541 thousand in 2006 and $1.3 million in 2007 on research and development. None of these costs were borne directly by our customers.

Competition

We are subject to significant competition that could impact our ability to gain market share, win business and increase the price pressure on our products. We face strong competition from a wide variety of firms, both large and small. Some of our primary direct competitors are the following:

•	Thomson Reuters, headquartered in New York, which provides a board portal service through a product called Thomson BoardLink;
•	BoardVantage, Inc., located in California, which provides a product called BoardVantage Board Portal;
•	Directors Desk, located in New York and Washington, which provides a product called Directors Desk; and
•	SAI Global Limited, which acquired 80-20 Software Inc., a Melbourne-based service provider with a product called Leaders4.

We believe the principal factors that generally determine a company’s competitive advantage in the market in which Diligent Boardbooks competes are:

•	software development capabilities;
•	functionality and reliability of products and services;
•	competitive sales and marketing capabilities;
•	proven testing record of software products and services; and
•	market share.

We believe that we compete favorably regarding each of these factors.

Regulation

Our business is not subject to any industry-specific regulation that affects our business as currently conducted, although we are subject to general tax, corporate, securities, employment, privacy and other laws and regulations that affect businesses generally. We are a beneficiary of the push to improve corporate governance and oversight stimulated by the Sarbanes-Oxley Act of 2002, which we believe has increased demand for our Diligent Boardbooks product.

Environmental Matters

We do not believe that the costs and effects of compliance with environmental laws will be material to our business.

Employees

As of September 30, 2008, we had approximately 62 full-time employees. Of these, 39 individuals are located in our New York, New York and Montville, New Jersey offices. The remaining employees are located predominantly in our Christchurch, New Zealand office, which provides software and help desk support for several large corporations, as well as providing the software development of the Diligent Boardbooks product.

ITEM 1a. RISK FACTORS

Our business, industry and common stock are subject to numerous risks and uncertainties. The discussion below presents material risks and uncertainties we believe are important for you to consider. Our business, financial condition and results of operations could be harmed by any of the following risks, or by other risks identified in this registration statement, or by other risks that have not been identified, or that we may believe are immaterial or unlikely. In such a case, the value of our common stock could decline, and stockholders may lose all or part of their investment. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Forward-Looking Statements.”

If we are unable to meet the challenges related to the market acceptance and provision of our Boardbooks system, our ability to grow the business may be harmed.

We expect that the growth of our business will depend in part upon whether our Boardbooks system will achieve and sustain expected levels of demand and market acceptance. If enterprises do not perceive the benefits of our Boardbooks system, then the market may not develop at all, or it may develop more slowly than we expect, either of which could significantly and adversely affect our growth. Key challenges that we face related to our provision of services include the risk that we may encounter unexpected technical and other difficulties in developing our Boardbooks system that could delay or prevent the development of certain features; the risk that the rate of adoption by enterprises of the Boardbooks system will not be as we anticipate; and the risk that security breaches may occur, notwithstanding the use of our security measures, by hackers that develop new methods of avoiding security software. If we do not adequately address these challenges, our growth and operating results may be negatively impacted.

We currently rely on a single product offering.

Although no single account represents more than five percent of our revenue, the failure of that product to achieve and maintain market growth would adversely affect our business. If we fail to develop new products/services in a timely manner, our revenues would be adversely affected. This would also impact our ability to deploy our products/services successfully.

We might not expand distribution adequately.

If we encounter difficulty in expanding our sales network, demand for our services might not fully develop. We might not be able to compete successfully with our current and future competitors. Furthermore, if our business grows too rapidly and we fail to properly manage that growth, by, for example, failing to meet customer demand properly, long term demand for our services would be negatively affected.

We might not be able to retain certain key personnel.

Any failure to generally attract, retain and effectively manage qualified personnel could adversely affect our business. In particular, we have been dependent on the experience and expertise of our founders and, a number of crucial senior employees. For the foreseeable future, we will remain dependent on the continued involvement and commitment of these key employees.

We might not be able to obtain additional funding.

We require additional funding to maintain and expand our business, and such funding may not be available on acceptable terms or may not be available at all.

We might not collect our note receivable.

We hold a note receivable from DBMS LLC in the amount of $6,800,000 which is collateralized by stock of the Company. The only substantial asset that LLC has is this stock. If the stock value at or prior to maturity of the note is not adequate to satisfy payment of the note, the underlying note receivable may not be fully collectible.

We might not be able to procure patents.

We are pursuing several patents that we believe will help protect our intellectual property and the services we provide boards of directors. However, there is no guarantee that such patents, if successful, will offer any protection. Additionally, other parties may develop and patent other very similar, potentially substitutable products, processes or technologies. Such events may be outside our control and may have adverse consequences for us. We have developed an intellectual property strategy to deal with such matters to the extent practicable.

Our customers require a high degree of reliability in our services, and if we cannot meet their expectations, demand for our services will decline.

Any failure to provide reliable, uninterrupted access, or a satisfactory experience for our customers, whether or not caused by our own failure, could reduce demand for our services. If we experience hardware or software problems, our business could be harmed. Furthermore, we are reliant on a number of third parties to provide essential services on an outsourced basis. A failure for any reason by any of these suppliers to provide services or a failure of their systems may adversely affect our ability to provide services to our customers.

Our software is complex and may contain errors that could damage our reputation and decrease usage of our services.

Our software may contain errors that interrupt access or have other unintended consequences. If a software error occurs, or if any other unintended negative results occur, such as the loss of sensitive information, a security breach or unauthorized access to our network, our reputation could be harmed and our business may suffer.

If our security measures are breached and unauthorized access is obtained to a customer’s internal network, our virtual network may be perceived as not being secure and enterprises may curtail or stop using our services.

While we have adopted best practices and are SAS 70 Series II audited, there will be new security threats by third parties on an ongoing basis. It is imperative for our customers that access to their mission critical data is secure. A key component of our ability to attract and retain customers is the security measures that we have engineered into our system. If an actual or perceived breach of network security occurs, regardless of whether the breach is attributable to our services, the market perception of the effectiveness of our security measures could be harmed. To date, we have not experienced any security breaches to our system.

Security concerns may delay the widespread adoption of the Internet, or limit usage of Internet-based services, which would reduce demand for our products and services.

We are reliant on data transmission over the Internet. The difficulty of secure transmission of confidential information over public networks is a significant barrier to further adoption of the Internet as a business medium. The Internet is a public network and information is sent over this network from many sources. Advances in computer capabilities, new discoveries in the field of code breaking or other developments could result in compromised security on our network or the networks of others. Security and authentication concerns with respect to the transmission over the Internet of confidential information, such as corporate access passwords and the ability of hackers to penetrate online security systems may reduce the demand for our services. Further, new access methods, devices, applications and operating systems have also introduced additional vulnerabilities which have been actively exploited by hackers. Internet-based worms and viruses (computer programs that are created to slow Internet traffic or disrupt computer networks or files by replicating through software or operating systems) are examples of events or computer programs that can disrupt users from using our Internet-based services and reduce demand for our services, potentially affecting our business and financial performance. Furthermore, any well-publicized compromises of confidential information may reduce demand for Internet-based communications, including our services.

Financial, political or economic conditions could adversely affect our revenues.

Our revenues and profitability depend on the overall demand for our Boardbooks product. The weakening of the global economy may lead to decreased trade and corporate spending on corporate governance software.

Current and future conditions in the global economy and global capital markets, and cyclical industry conditions, may adversely affect our results of operations, financial condition, and cash flows.

Our business and operating results have been and will continue to be affected by economic conditions. As a result of slowing global economic growth, the credit market crisis, declining consumer and business confidence, fluctuating commodity prices, and other challenges currently affecting the global economy, our customers and prospects may experience deterioration of their businesses, cash flow shortages, and difficulty obtaining financing. As a result, existing or potential customers may delay or cancel plans to purchase our Diligent Boardbooks product. If the global economic slowdown continues for significant periods or deteriorates significantly, our results of operations, financial condition, and cash flows could be materially adversely affected.

Disruption in credit markets and volatility in equity markets may affect our ability to access sufficient funding.

The global equity markets have been volatile and credit markets globally have been disrupted, which has reduced the availability of investment capital and credit. If these conditions continue or worsen, we may be unable to access adequate funding to continue operating and growing our business. In the absence of a financing commitment prior to the end of 2008, we may significantly reduce staff and cut operating expenses, including selling and marketing expenses, in order to preserve our available working capital and extend the time available to secure adequate funding. The implementation of these cost cutting actions could adversely affect our ability to meet our long term growth and profitability objectives. The extent of any impact will depend on several factors, including our operating cash flows, the duration of tight credit conditions and volatile equity markets, our credit capacity, the cost of financing, and other general economic and business conditions.

Our accounting and other management systems, controls and resources may not be adequate to meet the financial reporting and other requirements to which we are subject.

Upon effectiveness of our Form 10 on June 30, 2008, we became subject to reporting and other obligations under the Securities Exchange Act of 1934. These reporting and other obligations place significant demands on management and administrative resources, including accounting resources. As a reporting company, we incur significant legal, accounting, and other expenses.

In addition, as a reporting company, we are subject to rules adopted by the SEC pursuant to §404 of the Sarbanes-Oxley Act of 2002, which require us to include in our Annual Report on Form 10-K our management's report on, and assessment of, the effectiveness of our internal controls over financial reporting. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of such internal controls. If we fail to properly assess or achieve and maintain the adequacy of our internal controls, there is a risk that we will not comply with all of the requirements. Moreover, effective internal controls are necessary to help prevent financial fraud. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could harm our business and could negatively impact the market price of our securities.

Any required upgrades to our financial and management controls, reporting systems, information technology and procedures under the financial reporting requirements and other rules that apply to reporting companies, now and in the future, will require that our management and resources be diverted from our core business to assist in compliance with those requirements. There can be no assurance that the time and resources our management will need to devote to these upgrades, service outages or delays due to the installation of upgrades, or the impact on the reliability of our data from these upgrades will not have a material adverse effect on our business, financial condition or results of operations.

ITEM 2. FINANCIAL INFORMATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this registration statement. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

On October 1, 2007, the Diligent Boardbooks business was transferred to Diligent Board Member Services, Inc. from its accounting predecessor, DBMS LLC. Both before and after the transfer, the management of the business remained substantially the same. Accordingly, the terms “we,” “us,” “our,” and the “Company”, when used in this Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), refers to DBMS LLC for periods prior to October 1, 2007 and to Diligent for periods on or after October 1, 2007, unless otherwise indicated.

Overview

We develop and sell an online software application called Diligent Boardbooks, which is a web-based portal that directors and administrative staff use to compile, update and examine board materials prior to and during board meetings. Each of our clients enters into a service agreement whereby we agree to provide and support the Diligent Boardbooks service.

The Diligent Boardbooks product features an on-screen interface that resembles a book and displays documents in single web-viewable pages, from a secure central database. The software is accessed via the internet and is a “point and click” system that gives directors the ability to navigate throughout the entire virtual book.

The first phase of our business focus was developing and testing the Diligent Boardbooks system, building a loyal core of blue chip customers to become champions of the product, and promoting product awareness through exposure in print media. During this phase we did not focus on revenue growth nor profitability, and sales and marketing had been conducted by two to three staff members, who fit this role alongside their other responsibilities. By 2007 we had a commercially viable product and shifted our focus to commit substantial resources to the sales and marketing of our Diligent Boardbooks product. We are now in the customer acquisition phase of our business and currently provide the Diligent Boardbooks service to approximately 140 companies and 3,900 registered users.

We believe that building a successful sales and marketing team to present to and serve the boards of the world’s major corporations is a significant undertaking. Staff must have a deep understanding of corporate governance issues while also being able to interact credibly with the board members and senior executives of major U.S. and international corporations.

The Company adopted a growth strategy which required significant capital over and above what had been provided by private sources. In December 2007, the Company raised $16.4 million dollars, net of expenses, in its initial public offering on the New Zealand Stock Exchange.

Since our inception in 2003, the Company has incurred losses every quarter. Our long-term financial objective is to achieve and sustain profitable growth. Our efforts for the remainder of 2008 and 2009 will be focused primarily on continuing to increase the number of license agreements, while controlling costs and seeking new sources of financing.

Financial Operations Overview and Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

Revenues

We derive our revenues from set-up and training fees (“installation fees”) of the Boardbooks system and license fees for the ongoing use of our Diligent Boardbooks software. We have no other significant sources of revenues at this time.

Diligent recognizes revenue in accordance with the provisions of the Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition which states that revenue is realized and earned when all of the following criteria are met: (a) persuasive evidence of the arrangement exists, (b) delivery has occurred or services have been rendered, (c) the seller’s price to the buyer is fixed and determinable and (d) collectability is reasonably assured. Under this provision, revenue from installations is recognized upon completion of the installation. Revenue from Diligent Boardbooks licenses is accrued ratably over the contract period. License fees paid in advance are recorded as deferred revenue until recognized.

Annualized license fees (ALFs), defined below, has continued to grow to $3.4 million at September 30, 2008 from $578 thousand at January 1, 2006. We believe our ability to continue to grow ALFs at this pace will be subject to the availability of additional financing so that we can continue to invest in our sales force.

ALFs is a forward-looking measure, being defined as the total fees required to be paid to Diligent for the next twelve months under all of its service contracts in effect at a particular point in time, assuming that the contracts will remain in full force and effect and are fully paid without setoff or discount throughout the twelve month period. ALFs is thus different from operating revenues, but nevertheless derived from the same set of assumptions. ALFs is a key benchmark used by management to evaluate the business.

Cost of Revenues and Operating Expenses

Cost of Revenues. Cost of revenues consists of direct expenses related to account management, customer support and IT hosting. We do not allocate indirect overhead to cost of revenues.

Selling and Marketing Expenses. Selling and marketing expenses are comprised of sales commissions, salaries for sales and marketing employees, and direct advertising expenses, including mailings and travel. We do not allocate indirect overhead to selling and marketing.

We plan to continue to invest in selling and marketing, through the following means: direct sales personnel, direct mail and sales channel partners.

General and Administrative Expenses. General and administrative expenses consist of compensation and related expenses for executive, finance, accounting, administrative, legal, professional fees, other corporate expenses and overhead costs such as rents, utilities etc.

Research and Development Expenses. Research and development expenses are incurred as we upgrade and maintain our software, and develop product enhancements. Such expenses include compensation and employee benefits of engineering and testing personnel, materials, travel and all direct overhead associated with design and required testing of our product line. We do not allocate indirect overhead to research and development.

Statement of Financial Accounting Standards (SFAS) 86, “Accounting for Costs of Computer Software to Sold, Leased, or Otherwise Marketed,” requires companies to expense software development costs as they incur them until technological feasibility has been established, at which time those costs are capitalized until the product is available for general release to customers. To date, our software has been available for general release concurrent with the establishment of technological feasibility and, accordingly, we have not capitalized any development costs. SFAS 2, “Accounting for Research and Development Costs,” establishes accounting and reporting standards for research and development. In accordance with SFAS 2, costs we incur to enhance products or after the general release of the service using the product are expensed in the period they are incurred and included in research and development costs in our consolidated statements of operations.

Prior to January 1, 2008, our research and development was outsourced to Diligent Board Member Services, NZ Limited (“DBMS NZ”), an affiliate through common ownership by a stockholder and director of the Company. Effective January 1, 2008, the Company acquired DBMS NZ and now the research and development activities are fully integrated into the Company.

Impairment of Long-lived Assets. Write-downs of long-lived assets are a result of management’s ongoing assessment of the value of the Company’s property and equipment.

Interest Income (Expense), net. Interest income is derived from interest bearing bank deposits held by US, UK and New Zealand bank accounts, together with investment income from a loan receivable due from a related party, DBMS LLC.

Foreign Exchange Loss. As a worldwide company, certain of Diligent’s revenues and expenses are denominated in foreign currencies, which are recorded at the approximate rates of exchange in effect at the transaction dates. Assets and liabilities resulting from these transactions are translated at the exchange rates in effect at the balance sheet dates, with differences recorded as foreign exchange gains or losses in the statements of operations. Additionally, the Company has cash balances maintained in New Zealand Dollars (NZD) and British Pounds Sterling (GBP).

The Company’s wholly-owned subsidiaries, Diligent Boardbooks Limited (“DBL”) and DBMS NZ, utilize the GBP and the NZD, respectively, as their functional currencies. Assets and liabilities of these subsidiaries are translated to US dollars at exchange rates in effect at the balance sheet dates, with the resulting translation adjustments directly recorded to a separate component of accumulated other comprehensive income.

Share-Based Compensation. In November 2007, we adopted our 2007 Stock Option and Incentive Plan pursuant to which we intend to issue share-based compensation from time to time, in the form of stock, stock options and other equity based awards.

Share-based compensation incurred in 2007 and 2008 consists of stock issued to employees and contractors for services rendered. In accordance with SFAS 123(R), Share-Based Payment, Diligent measures the cost of employee services received in exchange for an award of equity-based securities using the fair value of the award on the date of the grant, and recognizes the cost over the period that the award recipient is required to provide services to Diligent in exchange for the award.

Diligent measures the cost of nonemployee services received in exchange for an award of equity-based securities using the fair value method prescribed by Emerging Issues Task Force (“EITF”) 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Compensation cost for awards granted to non-employees is measured based on the fair value of the award at the measurement date, which is the date performance is satisfied or services are rendered by the non-employee. Compensation costs are amortized over the underlying awards’ vesting terms, and are recorded as share-based compensation expense. These costs are included in general and administrative expense in our statement of operations.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS 157, Fair Value Measurements. This standard defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of this statement did not have a material impact on the Company’s consolidated financial statements.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115, which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The adoption of this statement did not have a material impact on the Company’s consolidated financial statements.

In June 2007, the FASB ratified EITF Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities, which is effective for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. The EITF reached a conclusion that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities pursuant to an executory contractual arrangement should be deferred and capitalized. Such amounts should be recognized as an expense as the goods are delivered or the related services are performed. Entities should continue to evaluate whether they expect the goods to be delivered or services to be rendered. If an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. The adoption of EITF 07-3 did not have a material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51. This Statement changes the accounting for and reporting of noncontrolling interests (formerly known as minority interests) in consolidated financial statements. This statement is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. The Company does not believe the adoption of this statement will have a material impact on its consolidated financial statements.

In December 2007, the FASB ratified EITF Issue No. 07-1, Accounting for Collaborative Arrangements, which is effective for fiscal years beginning after December 15, 2008. EITF 07-1 defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. EITF 07-1 also establishes the appropriate income statement presentation and classification for joint operating activities and payments between participants, as well as the sufficiency of the disclosures related to these arrangements. The Company does not believe the adoption of EITF 07-1 will have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations. SFAS No. 141(R) retains the underlying concepts of SFAS No. 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting, but SFAS No. 141(R) changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date;

restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. This statement does not apply to a combination between entities or businesses under common control. SFAS No. 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008. Early adoption is not permitted.

In April 2008, the FASB issued FASB Staff Position (FSP) No. 142-3, Determination of the Useful Life of Intangible Assets. The final FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, Goodwill and Other Intangible Assets. The FSP is intended to improve the consistency between the useful life of an intangible asset determined under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other US generally accepted accounting principles. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company believes FSP 142-3 will not have a material impact on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company does not expect the adoption of SFAS 162 to have a material impact on its consolidated financial statements.

In June 2008, the FASB issued FSP EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities (“EITF 03-6-1”). EITF 03-6-1 defines participating securities as those that are expected to vest and are entitled to receive nonforfeitable dividends or dividend equivalents. Unvested share-based payment awards that have a right to receive dividends on common stock (restricted stock) will be considered participating securities and included in earnings per share using the two-class method. The two-class method requires net income to be reduced for dividends declared and paid in the period on such shares. Remaining net income is then allocated to each class of stock (proportionately based on unrestricted and restricted shares which pay dividends) for calculation of basic earnings per share. Diluted earnings per share would then be calculated based on basic shares outstanding plus any additional potentially dilutive shares, such as options and restricted stock that do not pay dividends or are not expected to vest. This FSP is effective in the first quarter 2009. The Company is currently evaluating the impact and disclosures relating to EITF 03-6-1.

Comparisons of the Years Ended December 31, 2007 and 2006

The data presented below is derived from the audited consolidated financial statements of the Company which are included elsewhere in this registration statement.

The consolidated financial statements for the year 2007 are presented in two distinct periods, as Predecessor and Successor entities, and are not comparable in all material respects. However, within MD&A, in order to facilitate a discussion of our results of operations for the year ended December 31, 2007 on a combined basis, in comparison with a similar period, we prepared and are presenting financial information for the year ended December 31, 2007 which includes the nine months ended September 30, 2007 for the Predecessor and the three months ended December 31, 2007 for the Successor, on a combined basis. Wherever practicable, the discussion compares the consolidated financial statements for the year ended December 31, 2006 with the combined financial statements for the year ended December 31, 2007. This combination is not in accordance with U.S. generally accepted accounting principles. However, we believe that for purposes of discussion and analysis in this registration statement, the combined results of operations is useful for investors to assess the Company’s ongoing financial and operational performance and trends.

	Successor	Predecessor	Combined	Predecessor
	Three months	Nine months	Year	Year	2007 vs. 2006
	ended	ended	ended	ended	Increase (Decrease)
	December 31,	September 30,	December 31,	December 31,
	2007	2007	2007	2006	In dollars	In %
Revenues	$ 515,103	$ 1,210,070	$ 1,725,173	$ 1,121,957	$ 603,216	54
Cost of revenues	324,029	945,910	1,269,939	443,638	826,301	186
Gross profit	191,074	264,160	455,234	678,319	(223,085)	(33)
Operating expenses:
Selling and marketing expenses	987,043	1,118,526	2,105,569	406,643	1,698,926	418
General and administrative expenses	2,489,147	1,895,229	4,384,376	686,815	3,697,561	538
Research and development expenses	334,039	918,782	1,252,821	540,757	712,064	132
Impairment of long-lived assets	-	-	-	32,394	(32,394)	(100)
Depreciation and amortization	25,411	54,800	80,211	27,665	52,546	190
Total operating expenses	3,835,640	3,987,337	7,822,977	1,694,274	6,128,703	362
Operating loss	(3,644,566)	(3,723,177)	(7,367,743)	(1,015,955)	6,351,788	625
Other income (expenses):
Interest income (expense), net	39,959	(418,804)	(378,845)	(43,467)	335,378	772
Foreign exchange loss	(65,449)	(4,372)	(69,821)	(15,500)	54,321	350
Net loss	$(3,670,056)	$ (4,146,353)	$ (7,816,409)	$ (1,074,922)	$ 6,741,487	627

The year 2007 was a significant year of growth for Diligent. There were two major contributing factors driving the company’s growth strategy. Effective January 1, 2007, the Company doubled its human resource levels and acquired certain assets and liabilities from Manhattan Creative Strategies, LLC (“MCS”) and MSO NY, LLC (“MSO”), entities under the common control of our founders. These additional resources were generally focused on IT infrastructure, customer management and support, and marketing. Additionally, during the second quarter of 2007, a global sales recruitment drive was undertaken.

Revenues

The Company’s total revenues were $1.7 million for the year ended December 31, 2007 compared to $1.1 million for the year ended December 31, 2006, an increase of 54%. The number of license agreements increased 118% (to 74 from 34) and ALFs increased 83% (to $2,060,177 from $1,125,410 at December 31, 2007 and 2006, respectively).

Cost of Revenues and Operating Expenses

Cost of Revenues

Cost of revenues were $1.3 million in 2007 compared to $444 thousand in 2006, an increase of 186%. Approximately 74% ($614 thousand) of the increase was due to higher IT expenditures for salaries, hosting, and disaster recovery costs. Employment related costs for account management and customer support also increased $106 thousand. During our current phase of accelerated growth, the timing of increases in cost of revenues do not necessarily correlate with the increases in revenues because the account management, customer support and IT hosting services included in cost of revenues must be increased in anticipation of revenue increases.

Selling and Marketing Expenses

Selling and marketing expenses were $2.1 million in 2007 compared to $407 thousand in 2006. Most of the increase ($1.5 million) resulted from selling expenses, which was a direct result of the worldwide growth in sales personnel. Approximately 50% of this increase was attributable to foreign-related employee and associated costs. Our sales force increased to 17 at the end of 2007 from 3 at the end of 2006. The remaining increase of $200 thousand was attributable to additional marketing costs to support our growth strategy.

General and Administrative Expenses

General and administrative expenses were $4.4 million in 2007 compared to $687 thousand in 2006. This increase includes $1.8 million of share-based compensation expense relating to stock awards made to employees and non-employees at the end of 2007 under the Company’s 2007 Stock Option and Incentive Plan.

General and administrative expenses, excluding the share-based compensation, were $2.6 million and $687 thousand, for the years ended December 31, 2007 and 2006, respectively. This represents an increase of 279%. Of this increase, 60% was due to salaries, healthcare and related costs, with the additional 40% due to general overhead (travel, rent, and professional fees).

Research and Development Expenses

Research and development expenses were $1.3 million in 2007 compared to $541 thousand in 2006, an increase of 132%.

Effective January 2007, research and development costs were outsourced to DBMS NZ. In 2006 the decision to source these services out of New Zealand was based on the need for a larger, more cost-effective dedicated team capable of rewriting the product code and delivering a third generation product. The cost increase in 2007 over the prior year is primarily related to this decision.

Impairment of Long-Lived Assets

Write-downs of long-lived assets are a result of management’s ongoing assessment of the value of the Company’s property and equipment.

Interest Income (Expense), net

Prior to the formation of Diligent and its initial public offering, the Predecessor financed its operations primarily through short and long-term borrowings. Accordingly, the Company had significant financing costs during 2006 and the nine months ended September 30, 2007. Diligent recorded net interest income of $40 thousand for the three months ended December 31, 2007, which was earned on the funds received by the Company in its initial public offering and held in interest-bearing accounts.

Foreign Exchange Loss

As a worldwide company, certain of Diligent’s revenues and expenses are denominated in foreign currencies, which are recorded at the approximate rates of exchange in effect at the transaction dates. Assets and liabilities resulting from these transactions are translated at the exchange rates in effect at the balance sheet dates, with differences recorded as foreign exchange gains or losses in the statements of operations. Additionally, the Company has cash balances maintained in NZD and GBP.

The increase in the foreign exchange loss of $54 thousand is the result of unfavorable movements in the rates of exchange between the US dollar and NZ dollar on the Company’s significantly larger cash balances subsequent to its New Zealand initial public offering.

Comparisons of the Nine Months Ended September 30, 2008 and September 30, 2007

	Successor	Predecessor
	Nine months	Nine months	September 30,
	ended	ended	2008 vs. 2007
	September 30,	September 30,	Increase (Decrease)
	2008	2007
	(Unaudited)		In dollars	In %
Revenues	$ 2,089,893	$ 1,210,070	$ 879,823	73
Cost of revenues	1,422,584	945,910	476,674	50
Gross profit	667,309	264,160	403,149	153

Operating expenses:
Selling and marketing expenses	4,865,123	1,118,526	3,746,597	335
General and administrative expenses	4,101,415	1,895,229	2,206,186	116
Research and development expenses	810,871	918,782	(107,911)	(12)
Depreciation and amortization	196,368	54,800	141,568	258
Total operating expenses	9,973,777	3,987,337	5,986,440	150
Operating loss	(9,306,468)	(3,723,177)	5,583,291	150
Other income (expenses):
Interest income (expense), net	513,023	(418,804)	931,827	222
Foreign exchange loss	(278,061)	(4,372)	273,689	6,260
Net loss	$ (9,071,506)	$ (4,146,353)	$ 4,925,153	119

Revenues

Our total revenues for the nine months ended September 30, 2008 were $2.1 million, an increase of 73% over the comparable 2007 period. The increase in revenue is due to additional investment in our worldwide sales force. The cumulative number of licenses increased 153%, to 144 at September 30, 2008 from 57 at September 30, 2007. Annualized License Fees at September 30, 2008 were $3.4 million compared with $1.7 million at September 30, 2007. Foreign revenues increased to 15% of total revenues ($316 thousand) during the nine months ended 2008 from 3% of total revenues ($32 thousand) during the comparable 2007 period.

Cost of Revenues and Operating Expenses

Cost of Revenues

Cost of revenues were $1.4 million for the nine months ended September 30, 2008 compared to $946 thousand for the comparable period a year ago, an increase of 50%. Approximately $400 thousand of this increase is due to the increase in staffing costs for account management and customer support. The remaining increase is for non-employee IT-related costs for our hosting activities.

Selling and Marketing Expenses

Selling and marketing expenses were $4.9 million for the nine months ended September 30, 2008 compared to $1.1 million for the comparable period a year ago, an increase of 335%. The increase is primarily a result of our increased sales force to 23 at September 30, 2008, from 4 at September 30, 2007.

General and Administrative Expenses

General and administrative expenses were $4.1 million for the nine months ended September 30, 2008 compared to $1.9 million for the comparable period a year ago, an increase of 116%. For the nine months ended September 30, 2008, the amount includes $697 thousand of share-based compensation expense recognized in 2008 relating to stock awards made in 2007 which vest on January 1, 2009. General and administrative expenses excluding the share-based compensation were $3.4 million for the nine months ended September 30, 2008, compared with $1.9 million for the comparable period a year ago. The increase in general and administrative expenses is due, primarily, to the increased compliance costs associated with becoming a publicly-traded company at the end of 2007, and included approximately $1 million in legal and accounting services, director fees, and travel costs. Additionally, the increase in our staffing levels has resulted in increased costs, for office rentals and related overhead, of $200 thousand. As we pursue our worldwide marketing strategy, we have also incurred additional overhead of approximately $300 thousand in the United Kingdom.

Research and Development Expenses

Research and development expenses were $811 thousand for the nine months ended September 30, 2008 compared to $919 thousand for the comparable period a year ago, a decrease of 12%. This decrease represents a leveling off of research and development expenses after the achievement of certain key product enhancements.

Interest Income (Expense), net

Net interest income of $513 thousand for the nine months ended September 30, 2008 arises from the Company’s cash and term deposits which were interest-bearing. Prior to the formation of Diligent, Inc. and its initial public offering, the Predecessor financed its operation primarily through short and long-term borrowings. Accordingly, the Company had significant financing costs during the nine months ended September 30, 2007.

Foreign Exchange Loss

During 2008, the Company had significant cash balances in foreign currencies, primarily in NZD and, to a lesser extent, GBP. The foreign exchange loss of $278 thousand is a result of unfavorable movements in the rates of exchange between the US dollar and NZD and between the US dollar and GBP.

Additionally, some of the Company’s revenues and expenses are denominated in foreign currencies. Differences between the amounts recorded and the settlement amounts arising from currency fluctuations are recorded as foreign exchange gains or losses. The foreign currency loss recorded for the nine months ended September 30, 2007 is primarily from these foreign currency-denominated transactions. Such amounts have not been material to the results of operations.

Liquidity and Capital Resources

As of September 30, 2008, our principal sources of liquidity were cash and cash equivalents totaling approximately $2.7 million, term deposits of $1.1 million and accounts receivable of approximately $0.6 million. The primary source of our liquidity has come from the proceeds of our New Zealand public offering completed in December 2007.

Historically, we have financed our operations through operating revenues, short-term borrowings and secured and unsecured indebtedness from related and third parties. Since our initial public offering on the New Zealand Stock Exchange in December 2007, which raised $16.4 million, net from the issuance of 24 million shares of common stock, all pre-offering debt with the exception of certain leases, has either been repaid or converted to equity of the Company. Additionally, we have used our cash to build our sales pipeline and customer base and to build a scalable infrastructure.

At this time, we believe that our current cash, cash equivalents and short-term investments together will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures through April 2009.

Since we do not expect our revenues to cover our operating expenses in the foreseeable future, management is exploring various ways of raising capital, including, but not limited to, traditional debt or equity financing through a directed or private placement, and/or negotiating a discounted prepayment of the $6.8 million note receivable from LLC. Although we are currently in discussion with the LLC regarding prepayment of the note, there can be no assurance that we will be able to obtain this or other sources of financing on terms acceptable to the Company. Furthermore, as a result of slowing global economic growth, the credit market crisis and other challenges facing the capital markets, the timing and potential for future financings is uncertain.

In the absence of a financing commitment prior to the end of 2008, the Company may significantly reduce staff and cut operating expenses, including selling and marketing expenses, in order to preserve its available working capital and extend the time available to secure adequate funding. The implementation of these cost cutting actions could adversely affect the company’s ability to meet its long term growth and profitability objectives.

	Nine months ended September 30, 2008 (Unaudited)	Three Months ended December 31, 2007	Nine Months ended September 30, 2007	Twelve Months ended December 31, 2006

Cash flows provided by (used in):
Operating activities	$ (8,814,675)	$ (1,303,496)	$ (4,007,712)	$ (862,398)
Investing activities	(1,912,837)	(277,117)	(8,958)	(63,461)
Financing activities	(299,365)	15,255,693	4,126,317	901,841

Net Cash Flows from Operating Activities

Cash used in operations has continued to increase as our net losses have increased. As noted previously, the higher losses are due to significantly higher costs incurred in the areas of selling and marketing, research and development, and general and administrative costs for compliance subsequent to the initial public offering. Additionally, at September 30, 2008 we had a higher accounts receivable balance and additional amounts held as security deposits on leases.

Net Cash Flows from Investing Activities

There are two major reasons for the significant increase in cash used in investing activities in 2008. First, in April 2008, NZD1,500,000 ($1,176,300) was transferred from cash into a term deposit with the NationalBank of New Zealand. Although the term deposit cannot be considered a cash equivalent because its original term was 180 days, it is a short-term asset which would be available to the Company for working capital needs. Second, subsequent to its initial public offering, the Company increased its investment in property and equipment, by $200 thousand in the three months ended December 31, 2007 and $857 thousand in the nine months ended September 30, 2008, primarily for acquisitions of computer software, computer equipment and leasehold improvements.

Net Cash Flows from Financing Activities

Prior to the Company’s initial public offering in December 2007, the Company raised financing principally through loans from members and affiliates, and to a lesser degree from short and long-term borrowings from third parties. The $15.3 million in cash provided by financing activities in the three months ended December 31, 2007 consists of $16.4 million raised in the initial public offering (net of listing costs) and $2.5 million from a loan by a director of the Company, which was converted to equity prior to December 31, 2007. Offsetting these sources of cash was $3.7 million which was loaned to the Predecessor under a Promissory Note and Security Agreement to discharge certain debts of the Predecessor.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Sensitivity

Interest income and expense are sensitive to changes in the general level of U.S. interest rates. We are exposed to risks associated with such changes affecting the return on our cash and cash equivalents. However, based on the nature and current level of our investments, which are primarily cash, cash equivalents and short-term investments, we believe that there is no material risk of exposure.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to stockholders.

ITEM 3. PROPERTIES

Our headquarters are located at 39 West 37 St. 8th Floor, New York, NY 10018, where our primary executive, sales and administrative offices are located. We also have an ancillary executive, sales and administrative office located at 115 Horseneck Rd, Suite 3, Montville, NJ 07045, as well as sales offices in Canada, England and New Zealand. We also have an office at 69 Cambridge Terrace, 4th Floor, Christchurch, New Zealand, where our software development takes place. We lease all of these properties and do not own any real property.

We believe that our current facilities are suitable and adequate to meet our current needs, and that suitable additional or substitute space will be available as needed to accommodate expansion of our operations, although we intend to open additional sales offices as our geographic sales footprint warrants.

We believe that our facilities are adequately covered by insurance.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information concerning beneficial ownership of our common stock as of October 31, 2008 by:

•	Each person who is known to us to be the beneficial owner of 5% or more of our common stock;

•	Each of our directors;

•	Each of our named executive officers, Brian Henry, Alessandro Sodi and Sharon Daniels; and

•	All of our directors and named executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting power or investment power with respect to the securities held. Except as indicated in the footnotes to this table, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Beneficial ownership representing less than one percent is denoted with an asterisk (“*”).

Unless otherwise indicated, the principal address of each of the persons below is c/o Diligent Board Member Services, Inc., 39 West 37 St. 8th Floor, New York, NY 10018.

Name of Beneficial Owner	Number of Shares Beneficially Owned (1)	Percentage of Outstanding Shares
Officers and Directors
Brian Henry, Director, Global Sales Channel Partner Director(2)(5)	17,379,748	16.7%
Sharon Daniels, Director, CMO (3)(5)	15,992,428	15.4%
Alessandro Sodi, Director, CEO, President (5)	5,318,051	5.1%
Kevin Lawler, Director, Director of Finance NZ	350,000	*
Peter Huljich, Director (4)	3,906,884	3.8%
Edward Charlton, Director	50,000	*
Rick Bettle, Director	50,000	*
Mark Russell, Director	50,000	*
Guy Saxton, Director	50,000	*
All directors and named officers as a group (9 persons) 5% Security Holders	43,147,111	41.5%
Services Share Holdings, LLC (5)	28,500,000	27.4%
Carroll Capital Holdings, LLC (6)	15,574,149	15.0%
Corcoran Consulting, LLC (7)	5,702,049	5.5%

(1)

Includes (i) stock held in joint tenancy, (ii) stock owned as tenants in common, (iii) stock owned or held by spouse or other members of the nominee's household, and (iv) stock in which the nominee either has or shares voting and/or investment power, even though the nominee disclaims any beneficial interest in such stock.

(2)

Includes (i) 16,458,834 shares beneficially owned jointly by the Brian Henry Living Trust, Brian Henry trustee, and the Kiri Borg Living Trust, Kiri Borg trustee, (ii) 854,247 shares beneficially owned by the Borg Henry Family Grandchildren’s Trust, of which Kiri Borg is trustee and (iii) 66,667 shares beneficially owned by the Clifton Trust, of which Brian Henry is trustee.

(3)	Includes (i) 8,001,321 shares beneficially owned by Sharon Daniels and (ii) 7,991,107 shares of common stock beneficially owned by Sharon Daniels through S.K. Daniels Holdings, Inc.

(4)	Includes (i) 50,000 shares held of record by Peter Huljich and (ii) 3,856,884 shares beneficially owned through the PRH Trust, of which Mr. Huljich is the trustee.

(5)

Services Share Holdings, LLC (referred to in this document as “DBMS LLC”) has a principal address of 335 Rust Avenue, Westhampton Beach, New York 11978. The direct and indirect members of DBMS LLC include the Brian Henry Living Trust, the Kiri Borg Living Trust, the Borg Henry Family Grandchildren’s Trust, Sharon Daniels, S.K. Daniels Holdings, Inc., Corcoran Consulting, LLC, Carroll Capital Holdings, LLC and Alessandro Sodi, and the shares held through DBMS LLC by such members are included in their totals listed above to the extent of their pecuniary interest therein. 14,000,000 shares held by DBMS LLC are subject to an Escrow Agreement to secure the revenue warranty for 2008 and also secure the $6,800,000 promissory note. See “DBMS LLC Warranty of Annualized Fees.” 13,500,000 shares held by DBMS LLC are pledged to us to secure its $6,800,000 promissory note payable to us. See “Certain Relationships and Related Transactions.” On November 20, 2008, DBMS LLC agreed to pledge an additional 11,500,000 common shares of Diligent to secure the promissory note. DBMS LLC will initiate a capital call to its members to acquire the 10,500,000 shares needed to fulfill this agreement.

(6)	Carroll Capital Holdings, LLC’s principal address is 94 Long Pond Road, Hewitt, New Jersey 07421.

(7)	Corcoran Consulting, LLC’s principal address is 11500 North Lake Drive, Cincinnati, Ohio 45249.

We are not aware of any arrangements involving our stockholders the operation of which would result in a change of control.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

The directors, executive officers and certain significant employees of Diligent are set forth below. None of such persons has been involved in any legal proceeding enumerated in Securities and Exchange Commission Regulation S-K, Item 401, within the time periods described in that regulation.

Executive Officers, Directors and Certain Significant Employees

The following table contains information with respect to our directors, executive officers and significant employees. None of these persons have an arrangement or understanding with another person pursuant to which he was elected as a director, executive officer or other significant employee, respectively. Except for Sharon Daniels, who is the niece of Don Meisner and former spouse of Marc Daniels, no family relationships exist among these persons. All have been in their respective capacity as described in their biographies below.

Name	Age	Position

Alessandro Sodi	48	Chief Executive Officer, President and Director
Brian Henry	50	Global Sales Channel Partner Director and Director
Sharon Daniels	46	Chief Marketing Officer and Director
Hunter Cohen	51	Chief Financial Officer
Kevin Lawler	59	Director of Finance, New Zealand and Director
Marc Daniels	51	EVP, Licensing
Don Meisner	54	Controller
Robert Norton	66	EVP/General Counsel/Secretary
Alastair Percival	42	Sr. VP/Director of Operations
Edward Charlton	60	Director
Rick Bettle	61	Chairman and Director
Peter Huljich	32	Director
Mark Russell	51	Director
Guy Saxton	43	Director

Alessandro Sodi serves as a director and as our Chief Executive Officer and President. Mr. Sodi served as an officer of our predecessor entity, DBMS LLC. He was the Executive Vice President of that entity, previously known as Manhattan Creative Partners, LLC (“MCP”), from 1998 until 2003 when he was appointed President. From 2001 to 2003 he managed the development of the Diligent Boardbooks system and was responsible for building and maintaining the pivotal relationship with the board of directors of AIG SunAmerica Funds—our first customer. Today, Mr. Sodi is responsible for ensuring that our future expansion and software development are consistent with our growth strategy as well as with the needs of our global client base.

Brian Henry serves as a director and as our Global Sales Channel Partner Director. Before our founding, Mr. Henry was the Chief Executive Officer of our predecessor entity, MCP, which he and his wife, Ms. Kiri Borg, jointly founded in 1994. Until MCP moved its focus in 2003 more fully towards corporate governance service delivery, it was a consulting firm specializing in software development and the Internet. MCP became known as a highly capable software development firm, and developed complex database-driven software for several large companies, including AIG in the USA and Europe, AIG-SunAmerica, other Fortune 500 companies, and significant financial services firms and hedge funds. By virtue of his experience with MCP and otherwise, Mr. Henry has significant experience in international business and has been involved with the Internet since its commercial inception.

Sharon Daniels serves as a director and as our Chief Marketing Officer. Ms. Daniels has been responsible for creating and maintaining the Diligent global brand and its market position as well as the Diligent Boardbooks graphical user interface. Ms. Daniels has over 20 years experience in branding and strategic business development. She has extensive international experience with technology and financial service companies, and has consulted to companies such as AIG, ConAgra and Flextronics. From 1996 to 2003, Ms. Daniels was Managing Director of Manhattan Creative Strategies. Prior to that, Ms. Daniels was a Vice President of PaperDirect, Inc. where she was instrumental in growing sales from $5 million to $120 million within a three year period, which ultimately led to the sale of PaperDirect to Deluxe Corporation for over $100 million. Ms. Daniels is the niece of Don Meisner and former spouse of Marc Daniels.

Hunter Cohen serves as our Chief Financial Officer. Mr. Cohen has over 20 years of experience as a Senior Executive, having held CEO, COO, CIO and CFO positions at companies that ranged in size from complete start up to over 1,200 employees. For a significant portion of his career, including much of the last 5 years, he has been an independent consultant specializing in startup, emerging growth, and transition management. Prior to joining the Company in August 2008 he founded CoNeXus Software, Inc (www.NQ.com), a startup that he remains involved with, that has a unique social network advertising model. Mr. Cohen was also the CFO of PaperDirect, Inc., where he worked with Ms. Daniels, and was instrumental in the sale of the business to Deluxe Corporation for over $100 million.

Kevin Lawler is a director and the Director of Finance, New Zealand. Mr. Lawler has over 25 years of experience operating as a Senior Finance Executive. Prior to joining in 2004, he served as Senior Vice President - Finance of General Cable NZ, a subsidiary of the US based company. Through his work at General Cable and otherwise, he has extensive experience with international reporting, managing global cash and maintaining key business relationships. In addition, he was a key developer of strategies and was responsible for leading implementation teams for the purchase of New Zealand and offshore businesses. Mr. Lawler resides in Christchurch, New Zealand, and manages the New Zealand Exchange reporting and compliance responsibilities with the New Zealand resident directors.

Marc Daniels serves as our Executive Vice President, Licensing. Prior to joining our predecessor entity, DBMS LLC in 2003, Mr. Daniels served as the COO of Flextronics Test. Between 1997 and 2001, Mr. Daniels was instrumental in developing UGO.com, a leading destination website. In the early 90’s Marc Daniels was responsible for the formation of PrePRESS Direct where he drove sales to $75 million by using an outbound telemarketing staff coupled with regional sales directors and international distribution. In addition to his successful track record managing large established companies, Mr. Daniels has had success growing new businesses - in 1979 he founded CDA Computer Sales, one of the first computer mail-order companies in the U.S., which accomplished sales in excess of $20 million in less than 5 years. Mr. Daniels is the former spouse of Sharon Daniels.

Don Meisner is our Controller. Mr. Meisner has a broad range of business experience including accounting, forecasting, budgeting, business analysis and systems implementation, with a particular emphasis on corporate compliance and financial reporting. He has been involved in facilitating sales growth for both private and public companies, and he offers strategic, analytical, managerial and leadership skills. Prior to joining us in 2007, Mr. Meisner was Controller of the Lebermuth Company, Inc. where he was responsible for all aspects of accounting, as well as legal and insurance issues. Mr. Meisner is the uncle of Sharon Daniels.

Robert Norton serves as our General Counsel and Corporate Secretary. Mr. Norton has been a practicing attorney for over 35 years, commencing his career at the law firm of Shearman & Sterling LLP in New York City. Mr. Norton served as General Counsel of MasterCard International for over 15 years, where he was the head of the law department and was responsible for all legal matters addressed by the corporation. For the last five years, Mr. Norton has been engaged as a sole practitioner in private practice and at times as a contract attorney. Mr. Norton is also a director of the Westchester Mental Health Association in White Plains, New York.

Alastair Percival serves as a Senior Vice President and Director of Operations. Mr. Percival joined the predecessor to DBMS NZ in 2003 and is responsible for managing the software development team in New Zealand, the worldwide support and account management teams and the US based IT services team. He has been involved in technology for over 20 years, and was a pioneer in the Software-as-a-Service field, starting a technology and consulting company in 1997 (Telenet Services) which went on to deliver a range of e-commerce and online applications through online subscriptions, including some of the earliest online collaboration tools.    Prior to starting Telenet, he was a project manager for ICL Fujitsu Retail division, responsible for delivering stock management systems to some of the UK’s largest supermarket chains.

Edward Charlton serves as a member of our board of directors. After qualifying as a solicitor of the Supreme Court in the United Kingdom, Mr. Charlton turned to international banking where he has held a wide range of executive positions in the banking industry for over 30 years. He joined Hambros Bank in the City of London in the 1970s, became a Director of Banque Paribas in London in 1980, and was appointed CEO of Banque Internationale à Luxembourg in London in 1988 before becoming a Special Advisor to the Dexia Group when it took over the bank more than a decade later. Since 2005 he has been a Director of HSBC Private Bank (UK) Ltd. He has held a number of Directorships over the years and now holds Non-Executive Directorships with The Absolute Fund Ltd, The Absolute Focus Fund Ltd, Brandco Management Ltd, Line 7 (Europe) Ltd and Ocean Sport Management Ltd.

Rick Bettle serves as the Chairman of our board of directors. Mr. Bettle is an Accredited Fellow and Immediate Past President of the New Zealand Institute of Directors. He is also a Graduate Fellow of the Australian Institute of Company Directors. Mr. Bettle is currently Chairman of the Civil Aviation Authority of New Zealand, Dominion Finance Ltd., and ATTTO Ltd, and a Director of Southport Ltd, Goodman NZ, Revera Ltd and Synergy International Ltd. He previously chaired the New Zealand Totalisator Agency Board for over eight years. He has also previously chaired The Racing Industry Board, NZ Lamb Co., Capital Coast Health and Wrightson Finance. Mr. Bettle was Managing Director of Wrightson from 1987 to 1991 and CEO of Alliance Group from 1991 to 1995. From 1995 to 1998 he was head of the law firm Kensington Swan.

Peter Huljich serves as a member of our board of directors. Mr. Huljich is Managing Director and Chief Investment Officer of Huljich Wealth Management, an independent, specialist funds management company based in Auckland, New Zealand. He has over ten years of investment experience since joining the privately-held Huljich Group, which was created from the sale of Best Corporation to Danone Group in 1995. Mr. Huljich also has an extensive background in, and familiarity with, the securities industry and Australian financial markets, which provides a valuable contribution to our Board. Mr. Huljich is currently a Non Executive Director of New Zealand Finance Holdings Limited.

Mark Russell serves as a member of our board of directors. Mr. Russell is a senior commercial partner of the New Zealand law firm Buddle Findlay, acting for a wide range of public and private companies and has extensive experience in corporate finance and structuring, and banking and insolvency. He acts for a number of companies listed on NZX and NZAX, with particular emphasis on Listing Rules, compliance advice, initial listing and IPOs. He gives banking and securities advice to New Zealand and overseas banks and overseas law firms, and he also provides advice to trustee companies and issuers on public securities issues and managed funds. He is ranked as a leading individual in banking and finance in Asia Pacific Legal 500 2006/2007. Mr. Russell is also a Director of Landpower Holdings Limited.

Guy Saxton serves as a member of our board of directors. Mr. Saxton is CEO of First London Securities, an FSA-regulated investment firm based in the USA and the UK. He currently holds Non-Executive Directorships with Countermine Plc, Eco-City Plc, Kleenair Plc, Kormet Limited and Pristec Plc. He was previously CEO at Angelbourse Private Equity, part of the Concensus Group of companies. Mr. Saxton started his career with AXA in 1988 and joined Fidelity Brokerage Services in 1994 where he was International Sales Director. He followed this by becoming UK Executive Director of DFD Capital (Guernsey) in 1998. Mr. Saxton is a member of The Guild of International Bankers.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. The board is currently comprised of nine directors, five of whom are independent. Our bylaws (and in some cases, the New Zealand Stock Exchange listing rules) provide that:

•	We must have a minimum of five directors and a maximum of eleven directors, with at least two directors ordinarily resident in New Zealand and at least three independent directors;

•	Certain time limits apply for nominating directors;

•	Any person appointed as a director to fill a casual vacancy must retire from office at the next annual meeting but will be eligible for re-election;

•	All directors will be subject to removal from office by ordinary resolution of our stockholders;

•	All directors are subject to re-election annually;

•	A director who has a personal interest in any matter may not vote on a board resolution in respect of that matter;

•	The board’s power to authorize payment of remuneration by us to a director in his or her capacity as a director is subject to prior approval by ordinary resolution of our stockholders; and

•	We must maintain an Audit Committee.

The board meets regularly to direct management and will include sessions to consider the strategic direction and to review progress on our published projections and business plans. The specific responsibilities of the Board include:

•	Working with management to set our strategic direction;

•	Monitoring and working with management to direct our business and financial performance;

•	Monitoring compliance and risk management;

•	Selection of a CEO and, where applicable, other executive officers;

•	Establishing and ensuring implementation of succession plans for senior management; and

•	Ensuring that effective disclosure policies and procedures are adopted.

The Board intends to develop a Board Code of Conduct and a process for measuring Board performance.

Board Committees

The Board has two formally constituted committees of directors. These committees review and analyze policies and strategies, usually developed by management, which are within their terms of reference. The committees examine proposals and, where appropriate, make recommendations to the Board. Committees do not take action or make decisions on behalf of the Board unless specifically authorized to do so by the Board.

Audit and Compliance Committee. The Audit and Compliance Committee is responsible for overseeing our risk management (including treasury and financing policies), treasury, insurance, accounting and audit activities, and reviewing the adequacy and effectiveness of internal controls, meeting with and reviewing the performance of external auditors, reviewing the consolidated financial statements, and making recommendations on financial and accounting policies. The members of the Audit and Compliance Committee are Mark Russell (Chairman), Rick Bettle, Peter Huljich and Guy Saxton.

Remuneration Committee. The Remuneration Committee is responsible for overseeing management succession planning, establishing employee incentive schemes, reviewing and approving the compensation arrangements for the executive directors and senior management, and recommending to the Board the remuneration of Directors. The members of the Remuneration Committee are Edward Charlton (Chairman), Guy Saxton, Mark Russell and Peter Huljich.

ITEM 6. EXECUTIVE COMPENSATION

The table below summarizes information concerning compensation for the three months ended December 31, 2007, of those persons who were at December 31, 2007: (i) our Chief Executive Officer and (ii) our two other most highly compensated executive officers. We refer to these officers as our named executive officers.

SUMMARY COMPENSATION TABLE

THREE MONTHS ENDED DECEMBER 31, 2007

Name and Principal Position (1)	Year	Salary ($)	Bonus ($)	Stock awards ($)(2)	Option awards ($)(2)	All other compensation ($)	Total ($)
Alessandro Sodi Chief Executive Officer (CEO)	2007	66,000	-	-	-	-	66,000

Brian Henry Global Sales Channel Partner Director	2007	82,500	-	-	-	-	82,500

Sharon Daniels Chief Marketing Officer	2007	66,000	-	-	-	-	66,000

(1)	Mr. Henry served as Chief Executive Officer until December 12, 2007, when he was appointed Global Sales Channel Partner Director. Mr. Sodi was appointed Chief Executive Officer on December 12, 2007.

(2)	The amounts shown (if any) represent the compensation expense we recognized in 2007 related to stock and option awards in accordance with Statement of Financial Accounting Standards No. 123(R).

Equity incentives granted to our executives are currently limited to restricted stock awards. Our executives do not participate in any other long or short-term incentive plans.

We are currently authorized to issue equity awards under our 2007 Stock Option and Incentive Plan. Awards under our 2007 Plan may be in the form of incentive stock options, non-qualified stock options and restricted stock awards.

DIRECTOR COMPENSATION

THREE MONTHS ENDED DECEMBER 31, 2007

The following table provides each element of compensation paid or granted to each director who is not also a named executive officer, for service rendered during the three months ended December 31, 2007.

Name	Fees earned or paid in cash ($)(1)	Stock awards ($)(2)	Option awards ($)	All other compensation ($)(3)	Total ($)
Edward Charlton	13,689	34,500	-	-	48,189
Rick Bettle	12,148	34,500	-	-	46,648
Peter Huljich	12,148	34,500	-	-	46,648
Kevin Lawler	-	241,500	-	30,750	272,250
Mark Russell	12,148	34,500	-	169,236	215,884
Guy Saxton	11,626	34,500	-	-	46,126

(1)	The amounts shown represent fees in U.S. dollars. Mr. Charlton was paid in GBP, Mr. Saxton in Euros and Messrs. Bettle, Huljich, Lawler and Russell in NZD.
(2)

The amounts shown represent the compensation cost we recognized in 2007 in accordance with SFAS 123(R). For a discussion of the valuation assumptions used, see the notes to the Company’s 2007 consolidated financial statements attached to this Form 10. On December 12, 2007, we awarded 50,000 shares at $0.69 per share to each of Messrs. Charlton, Bettle, Huljich, Russell and Saxton; and 350,000 shares at $0.69 per share to Mr. Lawler. Shares were awarded under the 2007 Stock Option and Incentive Plan (the “Plan”).

(3)	Includes salary compensation for the three months ended December 31, 2007 for Mr. Lawler and payment of legal fees by us for services rendered to Buddle Findlay, of which Mr. Russell is a partner.

The aggregate directors’ fees for our five independent directors are currently fixed at a total of approximately $320,000 per year. However, subsequent to May 30, 2008, the directors have voluntarily taken a temporary reduction to approximately $160,000 per year. We do not intend to pay directors’ fees to the executive directors in the foreseeable future. The directors are also entitled to be paid for all reasonable travel, accommodation and other expenses incurred by them in connection with their attendance at board or stockholder meetings, or otherwise in connection with our business.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Transactions Since Fiscal Year 2005

Other than the transactions described under the heading “Executive Compensation” (or with respect to which information is omitted in accordance with SEC regulations), the stock awards described in Item 10 and the transactions described below, since January 1, 2006, there have not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $110,000 and in which any director, executive officer, holder of 5% or more of any class of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

Legal Services. Buddle Findlay is a law firm that provides legal services to the Company in New Zealand. Mark Russell, a director of Diligent, is a partner of the law firm. The Company paid Buddle Findlay approximately $55 thousand and $124 thousand for the nine months ended September 30, 2008 and the three months ended December 31, 2007, respectively.

Consulting Agreement with Sugar International. At an April 24, 2008 meeting, our Board of Directors approved a contract for sales training provided by a consultant from Sugar International Ltd. Mr. Huljich, a director of Diligent, is a director and stockholder of Sugar International and his relationship with Sugar was disclosed to the board prior to the vote on the contract. For the nine months ended September 30, 2008, we have paid Sugar approximately $146 thousand for consulting services. There are no further services scheduled for 2008, but they may be resumed in 2009.

Contribution Agreement. On October 1, 2007, we entered into a Contribution Agreement with DBMS LLC, under which DBMS LLC contributed assets and certain liabilities relating to the Diligent Boardbooks business, including accounts receivables, prepaid expense, property and equipment, security deposits, capital lease obligations and deferred revenue, as a contribution to our capital.

Loan to DBMS LLC (the “Note”). In connection with the contribution of assets relating to Diligent Boardbooks, DBMS LLC retained certain liabilities incurred during the development of the Diligent Boardbooks business. We advanced approximately $3.4 million in cash to DBMS LLC to enable DBMS LLC to satisfy certain of the retained liabilities and, in addition, approximately $3.2 million of the liabilities retained by DBMS LLC were satisfied by the holders of such liabilities subscribing for shares of our common stock for $0.75 per share in a private placement conducted concurrently on December 10, 2007 with our initial public offering on the New Zealand Stock Exchange (See Item 10). Under the terms of the subscription agreements between such holders of DBMS LLC liabilities and us, the subscribers directed us to apply the cash that would otherwise have been advanced to DBMS LLC under the Note and then paid to such subscribers by DBMS LLC to the amount due under the subscription agreements. As a result, the net amount loaned to DBMS LLC and current outstanding principal balance is approximately $6.8 million. The terms of the Note are as follows:

•	The interest rate is five percent per annum;

•	DBMS LLC has pledged 13,500,000 of our shares as security for the Note along with a subordinate pledge of 14,000,000 shares held under the Shareholder Restriction Deed, which is attached as an exhibit to this Form 10. On November 20, 2008, DBMS LLC agreed to pledge an additional 11,500,000 common shares of Diligent to secure the Note. This addition to the pledge brings the total number of Diligent common shares subject to such pledge, and free and clear of other liens and encumbrances, to 25,000,000;

•	The principal amount of the loan is repayable after three years; and

•	Interest will be paid quarterly, but may be capitalized for the first four quarters.

Purchase of Shares in New Zealand Offering by Affiliates. Certain of the obligations that Diligent acquired in connection with the $6.8 million loan and promissory note were to our affiliates that had loaned approximately $3.2 million to DBMS LLC to develop the Diligent Boardbooks business. Separately, there was approximately an additional $2.4 million loaned directly by an affiliate to Diligent prior to the share offering to fund pre-offering operations. Both of these obligations, in the net amount of approximately $5.6 million, were settled by delivery of 7,515,389 common shares that were issued in a private placement of our shares (See Item 10).

Research and Development Expense. We incurred research and development costs of $1.2 million for services rendered during 2007 by DBMS NZ (formerly known as MSO New Zealand Ltd.), an affiliate through common ownership. As of January 1, 2008, we acquired all of the stock of DBMS NZ for NZD5,000 and from that date forward it was a member of our consolidated group. During 2006, we incurred research and development costs of $452 thousand for services rendered by MSO.

Marketing Expense. We incurred marketing expense of $216 thousand during 2007 and $167 thousand through September 30, 2008 for services rendered by Yankee Hill Company, LLC, an affiliate through common ownership. During the year ended December 31, 2006, we incurred marketing expenses of approximately $189 thousand to MCS.

Consulting Expense. During the nine months ended September 31, 2007 we incurred $373 thousand for general and administrative services rendered by a company owned by a member of Diligent Partners.

Office Lease. We sublease, on a month-to-month basis, our New Jersey office from Diligent Partners. The lease for the New Jersey office, which requires a monthly rent of $4,450, expires in June 2010 and may be canceled at any time after June 2008 with six months notice. Additionally, the Company and the Predecessor subleased office space in New York City from Diligent Partners through April 2008. Rent expense paid to Diligent Partners for the nine months ended September 30, 2008, the year ended December 31, 2007, and the year ended December 31, 2006 was approximately $70 thousand, $110 thousand, and $56 thousand, respectively.

Although we do not have a separate conflicts policy other than that set forth in our certificate of incorporation, we comply with Delaware law with respect to transactions involving potential conflicts. Delaware law requires that all transactions between us and any director or executive officer are subject to full disclosure and approval of the majority of the disinterested members of our board of directors, approval of the majority of our stockholders or the determination that the contract or transaction is intrinsically fair to us.

Board Independence

Our common stock is listed on the New Zealand Stock Exchange and the board of directors applies the standards of that exchange for the purposes of determining the independence of our directors and committee members. The relevant standards for independence under the New Zealand Stock Exchange listing rules (the “NZX Rules”) are available at the following weblink: http://www.nzx.com/asset/sxdx_lr_1.pdf.

The board of directors has determined that Rick Bettle, Edward Charlton, Peter Huljich, Mark Russell and Guy Saxton are independent according to the “Independent Director” definition of the NZX Rules.

ITEM 8. LEGAL PROCEEDINGS

None.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

There is no United States established public trading market for our common stock. On December 12, 2007 we completed a public share offering of 24,000,000 shares of our common stock in conjunction with a listing of our stock on the New Zealand Stock Exchange under the symbol “DIL.”

The following table shows the high and low closing sales prices for our common stock in New Zealand dollars, which began trading on December 12, 2007.

	Closing Price of Common Stock (NZD)
Period	High	Low
December 12, 2007 – December 31, 2007	.90	.68
2008 – 1st Quarter	.76	.63
2008 – 2nd Quarter	.65	.23
2008 – 3rd Quarter	.40	.18

There are no outstanding options or any other securities convertible into our common stock. Further, as of October 31, 2008, there were no shares that could be sold under Securities and Exchange Commission Rule 144 or that we have agreed to register under the Securities Act for sale by our holders. Since the completion of the New Zealand offering, we are not offering, nor have we proposed to publicly offer any of our shares, the offering of which could have a material effect on the market price of our shares.

Holders

As of September 30, 2008, there are approximately 700 holders of record of our common stock.

Dividends

We have not paid any dividends on our common stock within the past two fiscal years or during the current fiscal year, and have no plans to do so in the foreseeable future.

Equity Compensation Plan Information

As of October 31, 2008, no shares of common stock are issuable by us upon the exercise of options, warrants and rights under any equity compensation plan, except as follows:

Plan category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	-	-	5,460,000

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

The following is a summary of transactions by our company within the past three years involving sales of its securities that were not registered under the Securities Act of 1933 (or “Securities Act”).

On October 1, 2007, we issued 68,484,611 shares of our common stock to DBMS LLC in exchange for a contribution of certain of its assets related to our Diligent Boardbooks business, subject to certain liabilities, as specified in a Contribution Agreement dated October 1, 2007, in a private offering under Section 4(2) of the Securities Act of 1933.

On December 10, 2007, we issued 24,000,000 shares of our common stock pursuant to our initial public floatation on the New Zealand Stock Exchange for NZ$1.00 per share in an offshore transaction that met the requirements of the safe harbor under Rule 903 of Regulation S promulgated under the Securities Act of 1933.

On December 10, 2007, we issued 7,515,389 shares of our common stock to various accredited investors at the same price in a private placement that met the requirements of the safe harbor under Rule 903 of Regulation S promulgated under the Securities Act of 1933 for non-US persons and for accredited investors who were existing debt holders of DBMS LLC.

On December 21, 2007, we issued 4,000,000 shares of our common stock in recognition of services provided to various employees, directors and service providers pursuant to written agreements under our 2007 Stock Option and Incentive Plan in accordance with Rule 701 promulgated under the Securities Act of 1933. Of the 4,000,000 shares, 1,929,000 shares are restricted stock that is subject to a substantial risk of forfeiture that lapses in January 2009.

On October 23, 2008, we issued 600,000 shares of our common stock to our CFO and General Counsel pursuant to written agreements under our 2007 Stock Option and Incentive Plan. Of the 600,000 shares, 350,000 shares are restricted stock that is subject to a substantial risk of forfeiture that lapses in February (250,000 shares) and May 2009 (100,000 shares).

ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

The following description of our common and preferred stock and the relevant provisions of our certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to these documents, which are attached as exhibits to this Form 10.

At September 30, 2008, our authorized capital stock consists of 200,000,000 shares of common stock, par value $.001 per share, of which 104,000,000 shares are issued and 103,940,000 are outstanding and 50,000,000 shares of preferred stock, par value $.001 per share, none of which are issued and outstanding.

Common Stock

Our common stock is listed on the New Zealand Stock Exchange. As of September 30, 2008, there were 103,940,000 shares of common stock outstanding. Holders of common stock are entitled to one vote per share on matters submitted to a vote of stockholders. Holders of common stock do not have cumulative voting rights. Holders of the common stock are entitled to receive dividends as may be declared from time to time by our board of directors out of funds legally available for the payment of dividends, subject to the preferences that apply to any outstanding preferred stock. See “Dividend Policy.” Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and after giving effect to the liquidation preference of any outstanding preferred stock. The common stock has no preemptive or conversion rights and no additional subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock at September 30, 2008 are fully paid and nonassessable, except that 1,869,000 shares of our common stock issued to employees and key contractors are restricted shares that are subject to forfeiture.

Preferred Stock

We have not issued any shares of preferred stock. Of the 50,000,000 undesignated shares of our preferred stock, our board of directors is authorized, without stockholder action, to designate and issue from time to time shares of preferred stock in one or more series. The board of directors may designate the price, rights, preferences and privileges of the shares of each series of preferred stock, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of common stock until the board of directors determines the specific rights of the preferred stock. However, possible effects of issuing preferred stock with voting and conversion rights include:

•	restricting dividends on common stock;

•	diluting the voting power of common stock;

•	impairing the liquidation rights of the common stock;

•	delaying or preventing a change of control of us without stockholder action; and

•	reducing the market price of common stock.

Anti-Takeover Effects of Certain Provisions of our Certificate of Incorporation, Bylaws and Delaware Law

Delaware Anti-Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law. In general, these provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless the transaction in which the person became an interested stockholder is approved in a manner presented in Section 203 of the Delaware General Corporation Law. Generally, a “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and employees, owns, or within three years, did own, 15% or more of a corporation’s voting stock.

New Zealand Listing Rules Bylaw Provisions.The New Zealand Takeovers Code does not apply to us per se. However, as a condition of our listing on the New Zealand Stock Exchange, we have adopted certain bylaw provisions implementing the “Notice and Pause” rules under New Zealand that apply for as long as we are listed on the New Zealand Stock Exchange. The Notice and Pause rules set forth in Appendix A of our bylaws generally provide that no “insider” may acquire shares of our common stock by means of a “restricted transfer” unless notice containing the particulars is provided to us and the New Zealand Stock Exchange at least 15 business days before the transfer. Our Board of Directors is then required to take certain steps to ensure that the transfer complies with the New Zealand Stock Exchange Rules. Persons who engage in covered transactions without complying with the Notice and Pause rules are treated as defaulter’s securities that are stripped of their voting rights during the default and may subject to involuntary sale.

For as long as we are listed on the New Zealand Stock Exchange, if any provisions in our bylaws are inconsistent with the New Zealand listing rules provisions, the listing rule provisions will prevail, except where compliance would breach applicable Delaware and United States law or our certificate of incorporation.

Issuance of Preferred Stock. As a matter of Delaware corporate law, our board of directors, without stockholder approval, has authority under our certificate of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. The New Zealand listing rules may, however, require a stockholder vote or impose other limitations on the manner in which preferred stock can be issued. Nonetheless, it is possible that preferred stock could be issued that could adversely affect the rights of holders of common stock, and could be issued with terms that have the effect of delaying or preventing a change of control or making removal of management more difficult.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws contain advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors. Our bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may have the effect of limiting the ability of our stockholders to bring matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting or a special meeting of stockholders.

The above provisions may discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions also are designed to reduce our vulnerability to an unsolicited proposal for a takeover of us that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of our company. These provisions, however, could discourage potential acquisition proposals and could delay or prevent a change in control of us. They may also have the effect of preventing changes in our management.

Transfer Agent And Registrar

As of the date of this registration statement, we have engaged Link Market Services Limited, Level 12, 120 Albert Street, PO Box 91976 Auckland as the transfer agent and registrar for our common stock.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Limitation of Liability

Our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages resulting from a breach of fiduciary duty, to the maximum extent permitted by Delaware law. Under Delaware law, directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for:

•	any breach of the duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to non-monetary remedies that may be available, such as injunctive relief or rescission, nor does it relieve our officers and directors from complying with federal or state securities laws.

Indemnification

Our certificate of incorporation provides that we shall indemnify our directors and executive officers, and may indemnify our other corporate agents, to the fullest extent permitted by law. An executive officer or director shall not be entitled to indemnification if:

•	The executive officer or director did not act in good faith and in a manner reasonably believed to be in, or not opposed to, our best interests; or

•	The executive officer or director is subject to criminal action or proceedings and had reasonable cause to believe the conduct was unlawful.

Advancement of Expenses

Our certificate of incorporation provides that we shall advance litigation expenses to our directors and executive officers incurred in defending any claims brought against them in such capacity upon receipt of an undertaking from them to repay us if it is ultimately determined that the person is not entitled to indemnification.

These limitation of liability, indemnification and expense advancement provisions may discourage a stockholder from bringing a lawsuit against directors for breach of their fiduciary duties. The provisions may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be adversely affected to the extent we pay the costs of defense of settlement and damage awards against directors and officers pursuant to these limitation of liability and indemnification provisions.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Index to Financial Statements on page F-1.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

In connection with our offshore offering on the New Zealand Stock Exchange, we used KPMG, Wellington, New Zealand as our independent accountants.

On August 14, 2008 the Audit Committee appointed Holtz Rubenstein Reminick LLP as our independent registered public accounting firm for the financial statements presented in this registration statement and for the year ended December 31, 2008.

We have had no disagreements with our accountants on any financial or accounting disclosures.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

Exhibit Numbers	Exhibits
3.1	Certificate of Incorporation (1)
3.2	Amended and Restated Bylaws (1)
4.1	Form of common stock certificate (1)
10.1	Contribution Agreement dated October 1, 2007 between Diligent Board Member Services, LLC and Diligent Board Member Services, Inc. (1)
10.2	Shareholder Restriction Deed dated November 1, 2007 among Diligent Board Member Services, Inc., Diligent Board Member Services, LLC and McDouall Stuart Securities Limited (1)
10.3	Escrow Agreement dated November 7, 2007 among UMB Bank, N.A., Diligent Board Member Services, Inc. and Diligent Board Member Services, LLC (1)
10.4	Promissory Note and Security Agreement dated October 1, 2007 in the principal amount of $6,800,000 given by Diligent Board Member Services, LLC to the order of Diligent Board Member Services, Inc. (1)
10.5	Limited Pledge of Collateral for Loan dated February 18, 2008 given by Services Share Holdings, LLC (f/k/a Diligent Board Member Services, LLC) to Diligent Board Member Services, Inc. (1)
10.6	2007 Stock Option and Incentive Plan of Diligent Board Member Services, Inc. (1)
10.7	Form of Restricted Stock Award Agreement for restricted stock awards under the 2007 Stock Option and Incentive Plan (1)
21	Subsidiaries (1)

(1)	Filed with the Original Filing on April 30, 2008.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 4, 2008	DILIGENT BOARD MEMBER SERVICES, INC.

By:/s/ Hunter Cohen
Hunter Cohen, Chief Financial Officer

DILIGENT BOARD MEMBER SERVICES, INC. AND PREDECESSOR

CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets of Diligent Board Member Services, Inc. as of September 30, 2008 and December 31, 2007 and of Predecessor as of September 30, 2007 and December 31, 2006	F-3

Consolidated Statements of Operations of Diligent Board Member Services, Inc. for the nine months ended September 30, 2008 and the three months ended December 31, 2007 and of Predecessor for the nine months ended September 30, 2007 and the year ended December 31, 2006

F-4

Consolidated Statements of Changes in Stockholders’/Members’ Equity (Deficit) and Comprehensive Income (Loss) of Diligent Board Member Services, Inc. for the nine months ended September 30, 2008 and the three months ended December 31, 2007 and of Predecessor for the nine months ended September 30, 2007 and the year ended December 31, 2006

F-5

Consolidated Statements of Cash Flows of Diligent Board Member Services, Inc. for the nine months ended September 30, 2008 and the three months ended December 31, 2007 and of Predecessor for the nine months ended September 30, 2007 and the year ended December 31, 2006

F-6
Notes to Consolidated Financial Statements	F-8

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Diligent Board Member Services, Inc.

We have audited the accompanying consolidated balance sheets of Diligent Board Member Services, Inc. as of December 31, 2007, September 30, 2007 (predecessor) and December 31, 2006 (predecessor), and the related consolidated statements of operations, changes in stockholders’/members’ equity (deficit) and comprehensive income (loss), and cash flows for the three months ended December 31, 2007, nine months ended September 30, 2007 (predecessor) and the year ended December 31, 2006 (predecessor). Diligent Board Member Services, Inc.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diligent Board Member Services, Inc. as of December 31, 2007, September 30, 2007 (predecessor) and December 31, 2006 (predecessor), and the results of its operations and its cash flows for the three months ended December 31, 2007, nine months ended September 30, 2007 (predecessor) and the year ended December 31, 2006 (predecessor), in conformity with accounting principles generally accepted in the United States of America.

/s/ Holtz Rubenstein Reminick LLP

New York, New York

December 1, 2008

Diligent Board Member Services, Inc.

Consolidated Balance Sheets

	Successor		Predecessor
	September 30,	December 31,	September 30,	December 31,
	2008	2007	2007	2006
A S S E T S	(Unaudited)
Current assets:
Cash and cash equivalents	$ 2,656,894	$ 13,675,080	$ 118,153	$ 8,506
Term deposits	1,070,400	76,780	-	-
Accounts receivable	586,231	266,976	170,105	69,395
Prepaid expenses and other current assets	146,679	87,352	235,503	-
Due from officers	145,843	-	-	-
Total current assets	4,606,047	14,106,188	523,761	77,901

Property and equipment, net	1,169,787	504,500	230,262	89,727
Note and accrued interest receivable from affiliate	7,073,373	6,715,232	-	-
Goodwill	-	-	415,434	415,434
Security deposits	248,285	43,741	52,618	9,700

Total assets	$ 13,097,492	$ 21,369,661	$ 1,222,075	$ 592,762

LIABILITIES AND STOCKHOLDERS'/
MEMBERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$ 548,359	$ 447,532	$ 405,080	$ 140,566
Accrued expenses and other liabilities	204,010	83,703	152,837	-
Deferred revenue	342,424	226,678	229,255	141,516
Short-term borrowings	-	-	246,701	195,667
Current portion of obligations under capital leases	115,358	105,355	77,108	15,798
Payables to affiliates	31,000	152,897	698,476	137,650
Total current liabilities	1,241,151	1,016,165	1,809,457	631,197

Non-current liabilities:
Long-term debt	-	-	833,690	272,348
Obligations under capital leases, less current portion	77,654	165,125	120,706	45,907
Due to members and affiliate	-	-	3,699,011	737,746
Total non-current liabilities	77,654	165,125	4,653,407	1,056,001

Total liabilities	1,318,805	1,181,290	6,462,864	1,687,198
Commitments and contingencies

Stockholders'/members' equity (deficit):
Preferred Stock, $.001 par value
50,000,000 shares authorized, none issued	-	-	-	-
Common Stock, $.001 par value, 200,000,000 shares authorized, 104,000,000 issued, 103,940,000 and 104,000,000 outstanding	103,940	104,000	-	-
Additional paid-in capital	24,451,857	23,754,427	-	-
Accumulated deficit	(12,785,801)	(3,670,056)	(5,240,789)	(1,094,436)
Accumulated other comprehensive income	8,691	-	-	-
Total stockholders'/members' equity (deficit)	11,778,687	20,188,371	(5,240,789)	(1,094,436)
Total liabilities and stockholders'/members' equity (deficit)	$ 13,097,492	$ 21,369,661	$ 1,222,075	$ 592,762

See accompanying notes to consolidated financial statements

Diligent Board Member Services, Inc.

Consolidated Statements of Operations

	Successor		Predecessor
	Nine months	Three months	Nine months	Year
	ended	ended	ended	ended
	September 30,	December 31,	September 30,	December 31,
	2008	2007	2007	2006
	(Unaudited)
Revenues	$ 2,089,893	$ 515,103	$ 1,210,070	$ 1,121,957
Cost of revenues	1,422,584	324,029	945,910	443,638
Gross profit	667,309	191,074	264,160	678,319

Operating expenses:
Selling and marketing expenses	4,865,123	987,043	1,118,526	406,643
General and administrative expenses	4,101,415	2,489,147	1,895,229	686,815
Research and development expenses	810,871	334,039	918,782	540,757
Impairment of long-lived assets	-	-	-	32,394
Depreciation and amortization	196,368	25,411	54,800	27,665
Total operating expenses	9,973,777	3,835,640	3,987,337	1,694,274

Operating loss	(9,306,468)	(3,644,566)	(3,723,177)	(1,015,955)

Other income (expenses):
Interest income (expense), net	513,023	39,959	(418,804)	(43,467)
Foreign exchange transaction loss	(278,061)	(65,449)	(4,372)	(15,500)
Total other income (expenses)	234,962	(25,490)	(423,176)	(58,967)

Loss before provision for income taxes	(9,071,506)	(3,670,056)	(4,146,353)	(1,074,922)

Provision for income taxes	44,239	-	-	-

Net loss	$ (9,115,745)	$ (3,670,056)	$ (4,146,353)	$ (1,074,922)

Net loss per share (basic and diluted)	$ (0.09)	$ (0.05)	$ (0.06)	$ (0.02)
Weighted average shares
outstanding (basic and diluted)	102,071,000	75,583,402	68,484,611	68,484,611

See accompanying notes to consolidated financial statements

Diligent Board Member Services, Inc.

Consolidated Statements of Changes in Stockholders’/Members’ Equity (Deficit)

and Comprehensive Income (Loss)

			Predecessor
			Stockholders'			Accumulated	Total
		Common	Additional			Other	Stockholders'/
	Common	Stock	Paid-in-	Members'	Accumulated	Comprehensive	Members
	Shares	$.001 Par Value	Capital	Capital	Deficit	Income (Loss)	Equity/(Deficit)
Balance at
December 31, 2005	-	$ -	$ -	$ (844,964)	$ -	$ -	$ (844,964)
Net loss and comprehensive loss	-	-	-	(1,074,922)	-	-	(1,074,922)
Conversion of debt to							-
members' equity	-	-	-	832,991	-	-	832,991
Distributions to members	-	-	-	(7,541)	-	-	(7,541)
Balance at
December 31, 2006	-	$ -	$ -	$ (1,094,436)	$ -	$ -	$ (1,094,436)
Net loss and comprehensive loss	-	-	-	(4,146,353)	-	-	(4,146,353)
Balance at
September 30, 2007	-	$ -	$ -	$ (5,240,789)	$ -	$ -	$ (5,240,789)

			Successor

Balance at September 30, 2007	-	$ -	$ -	$ -	$ -	$ -	$ -
Net loss and comprehensive loss	-	-	-	-	(3,670,056)	-	(3,670,056)
Initial capital contribution	68,484,611	68,485	52,411,272	-	-	-	52,479,757
Deemed dividend, in excess
of Predecessor basis	-	-	(52,411,272)	-	-	-	(52,411,272)
Initial public offering,
net, at $.7663 per share	24,000,000	24,000	16,347,180	-	-	-	16,371,180
Conversion of debt
to equity, at $.7663 per share	7,515,389	7,515	5,629,028	-	-	-	5,636,543
Share-based
compensation	4,000,000	4,000	1,778,219	-	-	-	1,782,219
Balance at
December 31, 2007	104,000,000	$ 104,000	$ 23,754,427	$ -	$ (3,670,056)	$ -	$ 20,188,371
Net loss	-	-	-	-	(9,115,745)	-	-
Foreign exchange
translation adjustment	-	-	-	-	-	8,691
Total comprehensive loss	-	-	-	-	-	-	(9,107,054)
Share-based compensation,
net of forfeitures	(60,000)	(60)	697,430	-	-	-	697,370
Balance at
September 30, 2008 (unaudited)	103,940,000	$ 103,940	$ 24,451,857	$ -	$ (12,785,801)	$ 8,691	$ 11,778,687

See accompanying notes to consolidated financial statements

Diligent Board Member Services, Inc.

Consolidated Statements of Cash Flows

	Successor		Predecessor
	Nine months	Three months	Nine months	Year
	ended	ended	ended	ended
	September 30,	December 31,	September 30,	December 31,
	2008	2007	2007	2006
	(Unaudited)
Cash flows from operating activities:
Net loss	$ (9,115,745)	$ (3,670,056)	$ (4,146,353)	$ (1,074,922)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	196,368	25,411	54,800	27,665
Share-based compensation	697,370	1,782,219	-	-
Impairment of long-lived assets	-	-	-	32,394
Accrued interest receivable	(258,141)	(25,219)	-	-
Other non-cash charges	-	-	8,915	-
Changes in operating assets and liabilities:
Accounts receivable	(294,446)	(96,871)	(100,710)	(34,512)
Prepaid expenses and other current assets	(35,027)	143,482	(235,503)	-
Security deposits	(204,544)	8,877	(27,618)	-
Accounts payable and accrued expenses	83,744	531,238	351,018	128,737
Deferred revenue	115,746	(2,577)	87,739	58,240
Net cash used in operating activities	(8,814,675)	(1,303,496)	(4,007,712)	(862,398)
Cash flows from investing activities:
Purchase of term deposit	(993,620)	(76,780)	-	-
Cash acquired in acquisition, net of purchase price	83,593	-	-	-
Purchase of property and equipment	(856,967)	(200,337)	(8,958)	(63,461)
Due from officers	(145,843)	-	-	-
Net cash used in investing activities	(1,912,837)	(277,117)	(8,958)	(63,461)
Cash flows from financing activities:
Cash paid in exchange for note receivable from affiliate	(100,000)	(3,699,290)	-	-
Repayments/proceeds from short-term borrowings, net	-	-	(26,059)	147,397
Proceeds from long-term debt, net	-	-	180,541	272,348
Repayments/proceeds from due/to affiliates	(121,897)	152,897	3,938,141	493,002
Cash proceeds from loan, converted to equity	-	2,457,555	-	-
Proceeds from common stock issuance, net	-	16,371,180	-	-
Payments of obligations under capital leases	(77,468)	(26,649)	33,694	(3,365)
Distributions to members	-	-	-	(7,541)
Net cash (used in) provided by financing activities	(299,365)	15,255,693	4,126,317	901,841
Effect of exchange rates on cash and cash equivalents	8,691	-	-	-
Net (decrease) increase in cash and cash equivalents	(11,018,186)	13,675,080	109,647	(24,018)
Cash and cash equivalents at beginning of period	13,675,080	-	8,506	32,524
Cash and cash equivalents at end of period	$ 2,656,894	$ 13,675,080	$ 118,153	$ 8,506

See accompanying notes to consolidated financial statements

Diligent Board Member Services, Inc.

Consolidated Statements of Cash Flows (Continued)

	Successor		Predecessor
	Nine months	Three months	Nine months	Year
	ended	ended	ended	ended
	September 30,	December 31,	September 30,	December 31,
	2008	2007	2007	2006
(Unaudited)
Supplemental disclosure of cash flow information:
Cash paid during the period for :
Interest	$ 30,563	$ 10,010	$ 355,583	$ 43,468
Income taxes	$ 7,184	$ -	$ -	$ -
Supplemental disclosure of noncash investing and financing activities:
Net book value of assets and liabilities received in exchange for common stock	$ -	$ 68,485	$ -	$ -
Increase in note receivable from affiliate in exchange for liabilities assumed	$ -	$ 3,178,988	$ -	$ -
Conversion of debt to equity	$ -	$ 5,636,543	$ -	$ 832,991
Share-based compensation	$ 697,370	$ 1,782,219	$ -	$ -
Property and equipment acquired under capital leases	$ -	$ 99,313	$ 88,317	$ 65,070
Reclassification of interest to loan principal	$ 258,141	$ 25,219	$ -	$ -
Transfer of net assets from entity under common control	$ -	$ -	$ 745,345	$ -

See accompanying notes to consolidated financial statements

Diligent Board Member Services, Inc.

Notes To Consolidated Financial Statements

1)	Organization and nature of the business

Diligent Board Member Services, Inc. ("Diligent” or the “Company” or the “Successor”) provides worldwide online management of corporate governance documents (“Boardbooks”) to corporate clients. Boardbooks is a web-based portal that directors and administrative staff use to compile, update and examine board materials prior to and during board meetings. Each client of Diligent enters into a service agreement whereby Diligent agrees to provide and support the Boardbooks service.

The Company was incorporated in the State of Delaware on September 27, 2007 and is listed on the New Zealand Stock Exchange (“NZSX”). Diligent’s corporate headquarters are located in New York and New Zealand.

Diligent’s predecessor entity was Diligent Board Member Services, LLC, a Delaware limited liability company, which changed its name to Services Share Holdings, LLC, effective January 2008 (herein referred to as “LLC” or the Predecessor”).

On October 1, 2007, LLC contributed its Boardbooks business to the Company. Under the terms of the Contribution Agreement, LLC transferred to the Company assets and certain liabilities related to the Boardbooks business with a net book value of $256,750 in exchange for 68,484,611 shares of the Company’s stock, representing a 100% ownership interest on that date (See Note 5). On December 12, 2007 the Company completed its initial public offering on the NZSX. In accordance with the Prospectus, the Company’s intent was to transfer ownership of LLC’s shares to the underlying owners of LLC, however, this was not completed until 2008. Accordingly, at December 31, 2007, LLC was the nominal holder of a majority of the issued shares in the Company, but at that date the beneficial interests in the shares retained by LLC were held by LLC’s individual members.

Diligent has a wholly-owned subsidiary operating in New Zealand, Diligent Board Member Services (NZ) Ltd (“DBMS NZ”), which was acquired on January 1, 2008. Prior to January 1, 2008, DBMS NZ was an affiliate through common ownership by a stockholder and officer of the Company. DBMS NZ provides research and development services to the Company.

Diligent also has a wholly-owned subsidiary, Diligent Boardbooks Limited (“DBL”), an England and Wales limited liability company which was formed on December 14, 2006. DBL was inactive until April 2008.

2)	Liquidity

Historical net losses and negative cash flows have been funded primarily through private financing and the issuance of equity securities. Management believes that current cash, cash equivalents and investments will be sufficient to finance the Company’s operations through April of 2009. Many of the Company’s expenditures are discretionary in nature and could, if necessary, be reduced. The Company plans to raise additional capital from various sources. However, there is no assurance that financing will be available or, if available, at a price that is acceptable to the Company.

3)	Significant accounting policies

Basis of presentation–Diligent's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Diligent Board Member Services, Inc.

Notes To Consolidated Financial Statements

Principles of consolidation – The consolidated financial statements include the accounts of Diligent and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

Use of estimates–The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents – Diligent considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Term deposits – Term deposits are short-term investments with banks, with maturities greater than three months at inception.

Accounts receivable –Accounts receivable are recorded at estimated net realizable value. A provision for doubtful accounts is based on management’s assessment of amounts considered uncollectable for specific customers based on age of debt, history of payments and other relevant information. No allowance for doubtful accounts was provided for at the balance sheet dates, as management determined that all accounts receivable were collectable in full.

Property and equipment – Property and equipment consists of computer and office equipment, leasehold improvements and internal-use computer software. Property and equipment are measured at cost, less accumulated depreciation and amortization and any impairment losses.

Internal-use software – The Company accounts for internal-use software in accordance with Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed for or Obtained for Internal Use, which requires the capitalization of certain costs incurred in connection with developing or obtaining software for internal use. Internal use software is included in property and equipment.

Depreciation and amortization – Depreciation on property and equipment is computed on a straight line basis at rates adequate to recover the cost of the assets over their estimated useful lives, which range from three to five years. Leasehold improvements are depreciated over estimated useful lives of the assets or the term of the underlying lease, whichever is shorter. Amortization of computer software is computed on the straight-line method over its estimated useful life, which is three years. Expenditures for repair and maintenance costs are expensed as incurred.

Impairment of long-lived assets– In accordance with Statement of Financial Accounting Standards (SFAS) 144, Accounting for the Impairment or Disposal of Long-Lived Assets, Diligent periodically reviews the carrying amounts of its tangible and intangible assets to determine whether events or changes in circumstances indicate the carrying amount of an asset may not be fully recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Measurement of an impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the fair value of the asset. An impairment loss is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value.

Goodwill – The assets of the Predecessor include goodwill of $415,434, which was recorded in October 2003 upon the acquisition of LLC by Diligent Partners LLC (“Diligent Partners”), which changed its name to North American Financial Partners, LLC, effective January 2008. The amount

Diligent Board Member Services, Inc.

Notes To Consolidated Financial Statements

was determined based on the difference between the purchase price and the net liabilities of the Company at the acquisition date. In accordance with SFAS 142, Goodwill and other Intangible Assets, goodwill is not amortized but is reviewed for impairment annually. There were no changes to the carrying value of goodwill during the year ended December 31, 2006 and the nine months ended September 30, 2007. Goodwill was not transferred to the Successor under the Contribution agreement (See Note 5).

Revenue recognition– The Company earns fees for set-up and training (“installation fees”) of the Boardbooks system and license fees for the ongoing use of the software. Diligent recognizes revenue in accordance with the provisions of the Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition which states that revenue is realized and earned when all of the following criteria are met: (a) persuasive evidence of the arrangement exists, (b) delivery has occurred or services have been rendered, (c) the seller’s price to the buyer is fixed and determinable and (d) collectability is reasonably assured. Under this provision, revenue from installations is recognized upon completion of the installation. Revenue from the Boardbooks licenses is accrued ratably over the contract period. License fees paid in advance are recorded as deferred revenue until recognized. The Company generally invoices its customers in annual or quarterly installments. Accordingly, the deferred revenue balance does not represent the total contract value of annual or multi-year, noncancelable subscription agreements.

Research and development– SFAS 86, “Accounting for Costs of Computer Software to Sold, Leased, or Otherwise Marketed,” requires companies to expense software development costs as they incur them until technological feasibility has been established, at which time those costs are capitalized until the product is available for general release to customers. To date, our software has been available for general release concurrent with the establishment of technological feasibility and, accordingly, we have not capitalized any development costs. SFAS 2, “Accounting for Research and Development Costs,” establishes accounting and reporting standards for research and development. In accordance with SFAS 2, costs we incur to enhance products or after the general release of the service using the product are expensed in the period they are incurred and included in research and development costs in our consolidated statements of operations.

Income taxes– The Company and its eligible domestic subsidiaries file a consolidated U.S. income tax return. Foreign operations file income tax returns in their respective foreign jurisdictions. The Company accounts for deferred income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48 (FIN 48) Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109. FIN 48 clarifies the criteria that must be met for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. This Interpretation also addresses recognition and derecognition of related penalties and interest, classification of liabilities and disclosures of unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 as of October 1, 2007. The adoption of FIN 48 did not have a material impact on the Company.

Diligent Board Member Services, Inc.

Notes To Consolidated Financial Statements

Foreign exchange – The Company’s consolidated financial statements are presented in US dollars, rounded to the nearest dollar, which is Diligent’s functional and presentational currency. The Company’s wholly-owned subsidiaries, DBL and DBMS NZ, utilize the British Pound Sterling and the New Zealand Dollar (NZD), respectively, as their functional currencies. Assets and liabilities of these subsidiaries are translated to US dollars at exchange rates in effect at the balance sheet dates, with the resulting translation adjustments directly recorded to a separate component of accumulated other comprehensive income. As DBL was dormant prior to April 2008 and DBMS NZ was acquired January 1, 2008 the Company has no translation adjustment prior to 2008.

Transactions in foreign currencies are reported at the approximate rates of exchange at the transaction date. Assets and liabilities resulting from these transactions are translated at the rates of exchange in effect at the balance sheet date. All differences are recorded in results of operations. The foreign exchange loss is primarily attributable to unfavorable movement in exchange rates on certain of the Company’s cash accounts held in foreign currencies.

The Company does not use forward exchange contracts to hedge exposures to foreign currency denominated transactions.

Share-based compensation– In accordance with SFAS 123(R), Share-Based Payment, Diligent measures the cost of employee services received in exchange for an award of equity-based securities using the fair value of the award on the date of the grant, and recognizes the cost over the period that the award recipient is required to provide services to Diligent in exchange for the award.

Diligent measures the cost of non-employee services received in exchange for an award of equity-based securities using the fair value method prescribed by Emerging Issues Task Force (“EITF”) 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Compensation cost for awards granted to non-employees is measured based on the fair value of the award at the measurement date, which is the date performance is satisfied or services are rendered by the non-employee. Compensation costs are amortized over the underlying awards’ vesting terms.

Financial instruments – The Company’s financial instruments are comprised of cash and cash equivalents, term deposits, accounts receivable, note receivable, accounts payable and accrued expenses. The fair value of the Company’s financial instruments approximates book value due to their short term settlements.

Recent accounting pronouncements– In September 2006, the FASB issued SFAS 157, Fair Value Measurements. This standard defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of this statement did not have a material impact on the Company’s consolidated financial statements.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115, which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The adoption of this statement did not have a material impact on the Company’s consolidated financial statements.

In June 2007, the FASB ratified EITF Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities, which is effective for fiscal

Diligent Board Member Services, Inc.

Notes To Consolidated Financial Statements

years beginning after December 15, 2007, and interim periods within those fiscal years. The EITF reached a conclusion that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities pursuant to an executory contractual arrangement should be deferred and capitalized. Such amounts should be recognized as an expense as the goods are delivered or the related services are performed. Entities should continue to evaluate whether they expect the goods to be delivered or services to be rendered. If an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. The adoption of EITF 07-3 did not have a material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51. This Statement changes the accounting for and reporting of noncontrolling interests (formerly known as minority interests) in consolidated financial statements. This statement is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. The Company does not believe the adoption of this statement will have a material impact on its consolidated financial statements.

In December 2007, the FASB ratified EITF Issue No. 07-1, Accounting for Collaborative Arrangements, which is effective for fiscal years beginning after December 15, 2008. EITF 07-1 defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. EITF 07-1 also establishes the appropriate income statement presentation and classification for joint operating activities and payments between participants, as well as the sufficiency of the disclosures related to these arrangements. The Company does not believe the adoption of EITF 07-1 will have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations. SFAS No. 141(R) retains the underlying concepts of SFAS No. 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting, but SFAS No. 141(R) changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. This statement does not apply to a combination between entities or businesses under common control. SFAS No. 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008. Early adoption is not permitted.

In April 2008, the FASB issued FASB Staff Position (FSP) No. 142-3, Determination of the Useful Life of Intangible Assets. The final FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, Goodwill and Other Intangible Assets. The FSP is intended to improve the consistency between the useful life of an intangible asset determined under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other US generally accepted accounting principles. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company believes FSP 142-3 will not have a material impact on its consolidated financial statements.

Diligent Board Member Services, Inc.

Notes To Consolidated Financial Statements

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company does not expect the adoption of SFAS 162 to have a material impact on its consolidated financial statements.

In June 2008, the FASB issued FSP EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities (“EITF 03-6-1”). EITF 03-6-1 defines participating securities as those that are expected to vest and are entitled to receive nonforfeitable dividends or dividend equivalents. Unvested share-based payment awards that have a right to receive dividends on common stock (restricted stock) will be considered participating securities and included in earnings per share using the two-class method. The two-class method requires net income to be reduced for dividends declared and paid in the period on such shares. Remaining net income is then allocated to each class of stock (proportionately based on unrestricted and restricted shares which pay dividends) for calculation of basic earnings per share. Diluted earnings per share would then be calculated based on basic shares outstanding plus any additional potentially dilutive shares, such as options and restricted stock that do not pay dividends or are not expected to vest. This FSP is effective in the first quarter 2009. The Company is currently evaluating the impacts and disclosures relating to EITF 03-6-1.

Other new accounting pronouncements issued, but not yet effective, are not relevant to the operations of the Company and will not affect the consolidated financial statements.

4)	Transfer of assets and liabilities of companies under common control

On January 1, 2007, Diligent Partners, the parent company of the Predecessor, transferred certain assets and liabilities from its wholly owned subsidiaries, MSO New York, LLC (“MSO LLC”) and Manhattan Creative Strategies, LLC (“MCS LLC”), to LLC. Prior to the transfer, MCS LLC and MSO LLC performed marketing and consulting services for LLC.

The Predecessor recorded the assets and liabilities at their net book values, resulting in a net intercompany receivable at January 1, 2007 from Diligent Partners of $745,345, as follows:

Diligent Board Member Services, Inc.

Notes To Consolidated Financial Statements

Assets:
Property and equipment, net	$ 106,975
Security deposit	15,300
Due from affiliate	745,345
$ 867,620
Liabilities:
Short-term borrowings	$ 77,093
Long-term debt	380,801
Obligations under capital lease	14,098
Accounts payable	66,333
Due to member	181,782
Due to affiliate	147,513
$ 867,620

5)	Contribution Agreement

On October 1, 2007 Diligent entered into a Contribution Agreement with LLC whereby LLC transferred to Diligent assets and certain liabilities related to the Boardbooks business including its accounts receivable, prepaid expenses, property and equipment, security deposits, capital lease obligations and deferred revenue, in exchange for 68,484,611 shares of the Company’s common stock.

A listing of net assets transferred follows:

Assets transferred
Accounts receivable	$ 170,105
Prepaid expenses (listing costs)	230,834
Property and equipment, net	230,262
Security deposits	52,618
Total assets	683,819

Liabilities assumed
Obligations under capital leases	197,814
Deferred revenue	229,255
Total liabilities	427,069

Net assets transferred	$ 256,750

The assets and liabilities were recorded by the Company at LLC’s carrying values. In exchange for the excess of assets contributed over liabilities assumed of $256,750, LLC received 68,484,611 shares of common stock in the Company, recorded at $68,485, and was issued a demand note from Diligent

Diligent Board Member Services, Inc.

Notes To Consolidated Financial Statements

in the amount of $188,265. The demand note was subsequently netted against the Note Receivable from LLC (See Note 12).

As part of the Contribution Agreement, LLC transferred all intangible property (except goodwill), customer contracts, and all shares in LLC's dormant wholly owned subsidiary, DBL, to the Company.

6)	Acquisition of DBMS NZ

On January 1, 2008, the Company acquired all the outstanding shares of DBMS NZ, for NZD5,000 ($3,804). Prior to the acquisition, DBMS NZ provided research and development services for the Company (See Note 12). The purchase price was allocated to the assets and liabilities as follows:

Assets
Cash	$ 87,397
Accounts receivable	24,809
Other current assets	24,300
Property and equipment, net	4,688
141,194
Liabilities
Accounts payable	52,271
Accrued vacation pay	85,119
137,390

Net assets acquired	$ 3,804

7)	Term deposits

At September 30, 2008 (unaudited), the Company has two term deposits with a New Zealand bank with original terms of 180 days. The term deposit for NZD1,500,000 ($1,003,500 at September 30, 2008) bears interest at 9.04% and matured in October 2008. An additional term deposit in the amount of NZD100,000 ($66,900 at September 30, 2008) bears interest at 8.73% and matures in December 2008.

Diligent Board Member Services, Inc.

Notes To Consolidated Financial Statements

8)	Accounts receivable

Accounts receivable consists of the following:

	Successor		Predecessor
	September 30,	December 31,	September 30,	December 31,
	2008	2007	2007	2006
	(Unaudited)
Trade receivables	$ 508,531	$ 179,276	$ 69,655	$ 69,395
Receivable from affiliate	77,700	87,700	100,450	-
	$ 586,231	$ 266,976	$ 170,105	$ 69,395

The Predecessor transferred a customer account receivable from an affiliate to the Company on October 1, 2007 as part of the Contribution Agreement discussed in Note 5. Two stockholders of the Company are also stockholders of the customer. During the three months ended December 31, 2007 and the nine months ended September 30, 2007, the Company and the Predecessor recorded revenues from this customer of $17,250 and $105,696, respectively. No additional services have been provided to this affiliate.

9)	Property and equipment and obligations under capital leases

Property and equipment is comprised of the following:

	Successor		Predecessor
	September 30,	December 31,	September 30,	December 31,
	2008	2007	2007	2006
	(Unaudited)

Computer software	$ 328,854	$ 148,460	$ 173,648	$ 51,889
Equipment	931,985	381,451	305,648	232,074
Leasehold improvements	130,727	-	-	-
	1,391,566	529,911	479,296	283,963
Less: accumulated depreciation/amortization	221,779	25,411	249,034	194,236
Net property and equipment	$ 1,169,787	$ 504,500	$ 230,262	$ 89,727

Obligations under capital leases consist of various financing arrangements entered into by Diligent to acquire computer equipment and software. The leases bear interest rates ranging from 6.8% to 33.9% per annum, with monthly payments ranging from $130 to $2,439, and maturities from September 2009 to July 2011.

Diligent Board Member Services, Inc.

Notes To Consolidated Financial Statements

Each lease is secured by the underlying leased asset. Amortization of assets recorded under capital leases is included in depreciation expense. The equipment relating to capital leases, included in property and equipment on the balance sheet, is as follows:

	Successor		Predecessor
	September 30,	December 31,	September 30,	December 31,
	2008	2007	2007	2006
(Unaudited)
Capital lease assets included in
property and equipment	$ 246,679	$ 246,679	$ 187,817	$ 99,500
Accumulated depreciation	76,231	16,072	40,450	7,000
	$ 170,448	$ 230,607	$ 147,367	$ 92,500

	Nine months	Three months	Nine months	Year
	ended	ended	ended	ended
	September 30,	December 31,	September 30,	December 31,
	2008	2007	2007	2006
(Unaudited)
Depreciation expense relating to capital lease assets	$ 60,159	$ 16,072	$ 33,450	$ 7,000

The following is a schedule of future minimum lease payments due under capital leases as of December 31, 2007:

Year ending
December 31,
2008	$ 142,944
2009	134,159
2010	50,921
2011	4,606
Total minimum lease payments	332,630
Less interest portion of payments	(62,150)
Present value of minimum lease payments	$ 270,480

10)	Short-term borrowings

At September 30, 2007, the Predecessor had available $274,500 in credit facilities to meet working capital needs. During the nine months ended September 30, 2007 the Predecessor had average outstanding borrowings of $260,000. The weighted average interest rate for the period was 11.5%.

Diligent Board Member Services, Inc.

Notes To Consolidated Financial Statements

Total available credit facilities of the Predecessor at December 31, 2006 were $200,000 and the average borrowings during the year were $197,000. The weighted average interest rate during the year ended December 31, 2006 was 9.9%.

The credit facilities were subject to certain financial covenants, and granted the financial institutions a security interest in certain assets of the Predecessor.

Short-term borrowings and related credit facilities were not contributed to the Company under the Contribution Agreement (See Note 5), and were repaid by the Predecessor. Accordingly, the security interests in the assets of the Company have been terminated.

11)	Long-term debt

Long-term debt of the Predecessor at September 30, 2007 and December 31, 2006 consists of the following:

	September 30,	December 31,
	2007	2006
Secured loans payable	$ 550,400	$ 235,000
Unsecured notes payable	283,290	37,348
	833,690	272,348
Less: current portion	-	-

Non-current portion	$ 833,690	$ 272,348

Secured loans payable – In 2007 and 2006, the Predecessor entered into several financing arrangements with third parties totaling $550,400 and $235,000, respectively. The loans were payable periodically, bore interest at 17% per annum and were scheduled to mature in April 2009. As part of the agreements, the Predecessor granted the third parties a continuing security interest in its service agreements with certain clients.

Unsecured notes payable – At September 30, 2007 and December 31, 2006, unsecured notes payable included one to four year loans payable which bore interest at 17% per annum, and were scheduled to mature from September 2008 through September 2010. Unsecured notes payable at September 30, 2007 also included a $122,000 non-interest bearing loan with no fixed due date.

Long-term debt was not contributed to the Company under the Contribution Agreement (See Note 5). Under the terms of the Promissory Note and Security Agreement dated October 1, 2007 (See Note 12), the Predecessor borrowed funds on a long-term basis from the Successor, which were used by the Predecessor to repay a portion of the long-term debt balances at September 30, 2007. The portion not repaid in cash was assumed by the Successor and converted into common stock of the Company. It was the intent of the Predecessor to either convert these liabilities into equity or refinance on a long-term basis. Accordingly, pursuant to SFAS 6Classification of Short-Term Obligations Expected to Be Refinanced, the current portion of long-term debt has been classified as long-term. Concurrent with the repayment or conversion of debt to equity, the security interests in the Company’s service agreements have been terminated.

Diligent Board Member Services, Inc.

Notes To Consolidated Financial Statements

12)	Related party transactions

Note receivable from affiliate – The note receivable from affiliate represents amounts due from LLC under a Promissory Note and Security Agreement dated October 1, 2007 (the “Note”). When the Diligent Boardbooks-related assets of LLC and certain liabilities were transferred to Diligent on October 1, 2007, certain additional liabilities incurred during the development of the Diligent Boardbooks business remained with LLC. Diligent advanced $3,699,290 in cash to LLC under the Note to enable LLC to satisfy the liabilities it retained.

In addition, $3,178,988 of the liabilities retained by LLC were satisfied by the holders of such liabilities subscribing for shares of Diligent common stock for $0.75 per share in a private placement conducted concurrently on December 10, 2007 with Diligent’s initial public offering on the New Zealand Stock Exchange (See Note 15). Under the terms of the subscription agreements between such holders of LLC liabilities and Diligent, the subscribers directed Diligent to apply the cash that would otherwise have been advanced to the LLC under the Note and then paid to such subscribers by LLC to the amount due under the subscription agreements. As a result, $3,178,988 was never advanced as cash under the Note and was instead accounted for as a payment for common stock, and this noncash transaction is reflected in Diligent’s statements of cash flows as a supplemental disclosure of noncash investing and financing activities.

At September 30, 2008 and December 31, 2007, respectively, the outstanding loan balance was $7,073,373 (including accrued interest of $283,360) and $6,715,232 (including accrued interest of $25,219). The loan bears interest at 5% per annum, which shall be payable in arrears on the first day of each calendar quarter, commencing April 1, 2008. LLC may elect to defer each of the first four quarterly interest payments, in which case they are added to the principal balance and bear interest from the date the payment was due. LLC has elected to defer interest payments through October 1, 2008. The loan matures on September 30, 2010, when the entire principal balance and all accrued interest will be due and payable.

A total of 14,000,000 shares of the Company’s common stock, including all dividends and distributions payable with respect thereto, are held by UMB Bank, N.A. (the escrow agent), as pledged stock to secure the Note. However, the Company’s security interest in these 14,000,000 shares is subordinated to the warranty of the annualized license fees (See Note 15).

On February 18, 2008, LLC pledged an additional 13,500,000 shares of the Company's common stock, including all dividends and distributions payable with respect thereto, as collateral to secure the Note. On November 20, 2008, LLC agreed to pledge an additional 11,500,000 common shares of Diligent as further collateral for the Note receivable from affiliate. This addition to the pledge will bring the total number of Diligent common shares subject to such pledge, and free and clear of other liens and encumbrances, to 25,000,000 shares (See Note 20).

Due to members and affiliates – Due to members and affiliates at September 30, 2007 and December 31, 2006 consists of the following:

Diligent Board Member Services, Inc.

Notes To Consolidated Financial Statements

	September 30,	December 31,
	2007	2006
Convertible debt	$ 1,490,525	$ -
Secured loans payable	656,181	382,406
Unsecured notes payable	1,552,305	355,340
	3,699,011	737,746
Less: current portion	-	-
Non-current portion	$ 3,699,011	$ 737,746

Convertible debt – During 2007, Diligent Partners entered into convertible loan agreements with various parties. Under the terms of the loan agreements, the Predecessor would convert the loans to equity in the LLC or its successor when its initial public offering on the New Zealand Stock Exchange was completed, unless the loan had been repaid prior to that date. The lenders had the right to request cash repayment prior to the effective date of the listing, but LLC could refuse based on working capital needs. The loans bore interest at 12% per annum, payable monthly.

Secured loans payable - The Predecessor had several financing agreements with a member which were payable periodically, bore interest at 17% per annum and had maturity dates from June 2008 through October 2008. As part of the financing agreements, the Company granted the member a continuing security interest in its service agreements with certain clients.

Unsecured notes payable - Unsecured notes payable represent two-year loans, payable periodically to a member of the Company, members of Diligent Partners, and other affiliates through common ownership. At September 30, 2007 and December 31, 2006, $1,123,690 and $246,084, respectively, of the notes bore interest at 17% per annum and were scheduled to mature during June 2008 to December 2008. The remainder of the notes were non-interest bearing.

The obligations due to members and affiliates were not contributed to the Successor under the Contribution Agreement (See Note 5). Under the terms of the Promissory Note and Security Agreement dated October 1, 2007, the Predecessor borrowed funds on a long-term basis from the Successor, which were used by the Predecessor to repay a portion of the obligations due to members and affiliates balances at September 30, 2007 and December 31, 2006. The portion not repaid in cash was assumed by the Successor and converted into common stock of the Company. It was the intent of the Predecessor to either convert these liabilities into equity or refinance on a long-term basis. In accordance with SFAS 6Classification of Short-Term Obligations Expected to Be Refinanced, all balances due to members and affiliates were excluded from current liabilities and classified as long-term.

Loans to director and officer – At September 30, 2008, the Company had outstanding loans which the Company made to two officers, one of whom is also a Director, in the amount of NZD 218,000 ($145,843), which are non-interest bearing. These loans were made prior to the time that the Company was subject to the restrictions of Sarbanes Oxley §402 which prohibits such loans. These loans subsequently were repaid with officers’ bonuses when the Company became aware of the prohibition (See Note 20). The loans are included in due from officers on the consolidated balance sheets.

Research and development expense – For the three months ended December 31, 2007, the nine months ended September 30, 2007 (Predecessor) and the twelve months ended December 31, 2006 (Predecessor), Diligent and the Predecessor incurred approximately $312,000, $852,000, and

Diligent Board Member Services, Inc.

Notes To Consolidated Financial Statements

$452,000, respectively, in research and development expenses for services rendered by DBMS NZ and MSO NY.

At December 31, 2007, September 30, 2007 and December 31, 2006, amounts owed to DBMS NZ and MSO NY were approximately $39,000, $280,000 and $11,000, respectively, which are included in payables to affiliates on the consolidated balance sheets.

Marketing expense– During the nine months ended September 30, 2008, the three months ended December 31, 2007, and the nine months ended September 30, 2007, the Company and the Predecessor incurred marketing expenses of approximately $167,000, $54,000 and $162,000, respectively, for services rendered by Yankee Hill Company, LLC, an affiliate through common ownership by a stockholder of the Company. During the nine months ended September 30, 2007 the Predecessor also incurred marketing expenses of approximately $88,000 for services provided by a company owned by a member of Diligent Partners. For the year ended December 31, 2006, the Predecessor incurred marketing expense of approximately $189,000 to MCS LLC. At September 30, 2007, payables to affiliates includes approximately $36,000 for amounts owed to Yankee Hill Company, LLC. At December 31, 2006, the amount due to MCS LLC included in payables to affiliates was approximately $1,000.

Consulting expense –During the nine months ended September 30, 2007 and the year ended December 31, 2006, the Predecessor incurred approximately $373,000 and $23,000, respectively, for services rendered by a company owned by another member of Diligent Partners, which is included in general and administrative expenses.

Contract labor – The Predecessor incurred contract labor expense of approximately $69,000 for services rendered in 2006 by MSO LLC, which have been included in cost of revenues. The Predecessor’s liability to MSO LLC at that date was approximately $60,000 and is included in payables to affiliates on the consolidated balance sheets.

Consulting agreement with Sugar International – In April 2008, the Board of Directors approved a contract for sales training provided by a consultant from Sugar International. A director of the Company is a director and stockholder of Sugar International. For the nine months ended September 30, 2008, the Company recorded expenses of approximately $146,000 for such services, of which approximately $31,000 is included in payables to affiliates at September 30, 2008.

Legal services – One of our directors is a partner of Buddle Findlay, a law firm which provides legal services to the Company in New Zealand. Fees paid for the nine months ended September 30, 2008 and the three months ended December 31, 2007 were approximately $55,000 and $124,000, respectively. Payables to affiliates includes approximately $71,000 at December 31, 2007 payable to Buddle Findlay. There was no liability due to Buddle Findlay at September 30, 2008.

Rent expense – The Company subleases, on a month-to-month basis, its New Jersey office from Diligent Partners. The lease for the New Jersey office, which requires a monthly rent of $4,450, expires in June 2010 and may be canceled at any time after June 2008 with six months notice. Additionally, the Company and the Predecessor subleased office space in New York City from Diligent Partners through April 2008. Rent expense paid for the nine months ended September 30, 2008, the three months ended December 31, 2007, the nine months ended September 30, 2007 (Predecessor) and the year ended December 31, 2006 (Predecessor) was approximately $70,000, $31,000, $79,000, and $56,000, respectively.

Diligent Board Member Services, Inc.

Notes To Consolidated Financial Statements

13)	Segment reporting

SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments in annual financial statements and in interim financial reports issued to stockholders. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated on a regular basis by the chief operating decision-maker, or decision making group, in deciding how to allocate resources to an individual segment and in assessing performance of the segment. In light of the Company’s current product offering, management believes that the Company operates in one segment.

The Company’s revenue, by geographic location of the customer, and long-lived assets outside the United States are as follows:

	Successor		Predecessor
	Nine months	Three months	Nine months	Year
	ended	ended	ended	ended
	September 30,	December 31,	September 30,	December 31,
	2008	2007	2007	2006
(Unaudited)
United States	$ 1,770,595	$ 488,464	$ 1,177,900	$ 1,121,957
Foreign	319,298	26,639	32,170	-
Total	$ 2,089,893	$ 515,103	$ 1,210,070	$ 1,121,957

	September 30,	December 31,	September 30,	December 31,
	2008	2007	2007	2006
(Unaudited)
Long-lived assets outside
the United States, net	$ 334,497	$ 149,138	$ -	$ -

Diligent Board Member Services, Inc.

Notes To Consolidated Financial Statements

14)	Net loss and and diluted net loss per share

	Successor		Predecessor
	Nine months	Three months	Nine months	Year
	ended	ended	ended	ended
	September 30,	December 31,	September 30,	December 31,
	2008	2007	2007	2006
	(Unaudited)
Net loss	$ (9,115,445)	$ (3,670,056)	$ (4,146,353)	$ (1,074,922)
Weighted average
shares outstanding	102,071,000	75,583,402	68,484,611	68,484,611

Net loss per share
(basic and diluted)	$ (0.09)	$ (0.05)	$ (0.06)	$ (0.02)

Unvested restricted
common stock shares	1,869,000	1,929,000	-	-

In accordance with SFAS 128, Earnings Per Share, basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period, excluding unvested restricted common shares. Diluted net loss per share is computed using the weighted average number of common shares outstanding and, when dilutive, unvested restricted common shares. Because the Company reported a net loss for all periods presented, all potential common shares attributable to unvested restricted stock have been excluded from the computation of the diluted net loss per share because the effect would have been antidilutive. In accordance with SAB 83 and SAB 98, which require that nominal issuances of common stock in connection with an initial public offering be given retroactive treatment, the 68,484,611 shares issued to the members of the Predecessor in connection with the Contribution Agreement, have been treated as outstanding for all periods presented.

15)	Stockholders’ equity

Initial capital contribution - On October 1, 2007 Diligent entered into a Contribution Agreement with LLC whereby LLC transferred to Diligent certain assets and liabilities related to the Boardbooks business in exchange for 68,484,611 shares of the Company’s common stock (See Note 5). The assets and liabilities transferred to the Successor were recorded at the Predecessor’s net book value. Diligent recorded the issuance of the shares to the Predecessor at the initial public offering price of .7663 per share, offset by a deemed dividend measured as the excess of fair value of the shares at the offering price over the Predecessor’s net book value.

Initial public offering, net– Pursuant to the prospectus dated November 8, 2007, Diligent made its initial public offering on the NZSX and raised NZD 24,000,000 ($16,371,180 net of listing costs totaling $2,020,020), through the issuance of 24,000,000 shares of common stock to investors. The initial public offering was completed on December 12, 2007.

Diligent Board Member Services, Inc.

Notes To Consolidated Financial Statements

Conversion of debt to equity - On December 12, 2007, 7,515,389 shares of common stock were issued by Diligent to various third party and related party debt holders in exchange for their debt in the amount of $5,636,543, including approximately $3,178,988 of debt assigned to the Company in connection with the Note (See Note 12) and $2,457,555 of debt assumed by the Company subsequent to its formation and in anticipation of the initial public offering.

Share-based compensation - On December 12, 2007, Diligent awarded 4,000,000 shares of common stock to selected employees, directors and consultants of Diligent and its affiliates. Of these shares, 2,071,000 shares were fully vested upon issuance, 60,000 shares were forfeited and 1,869,000 will be fully vested on January 1, 2009.

Shares held in escrow - Prior to Diligent's initial public offering, LLC as a founder of Diligent was required to place 14,000,000 of Diligent's common shares into an escrow account to be held by the escrow agent through December 31, 2008, at which time, these shares will be delivered to LLC if Diligent meets certain sales milestones with respect to licensing fees. If these sales milestones are not met, these shares will be delivered to Diligent for cancellation (See Note 12).

16)	Benefit plans

Stock option and incentive plan - In November 2007, Diligent adopted the 2007 Stock Option and Incentive Plan (“the Plan”) authorizing the granting of awards to selected employees, directors and consultants of Diligent, and its affiliates in the form of incentive stock options, non-qualified stock options, and stock awards. The Plan is administrated by Diligent's Board of Directors. Diligent's Board of Directors determines the number of shares, the term, the frequency and date, the type, the exercise periods, any performance criteria pursuant to which awards may be granted and the restrictions and other terms and conditions of each grant of restricted shares in accordance with the term of the Plan. The Plan authorizes the issuance of up to 10,000,000 shares of Diligent’s common stock.

On November 8, 2007, Diligent granted 4,000,000 shares of restricted common stock to selected employees (3,064,000 shares), directors (200,000 shares) and consultants (736,000 shares) of Diligent, and its affiliates. Of these shares, 2,071,000 shares were fully vested upon issuance on December 12, 2007, 60,000 shares were forfeited and 1,869,000 shares will be fully vested on January 1, 2009. The fair value of the awards to employees was $ 0.69 per share, which is the closing price of Diligent's stock on December 12, 2007. The fair values of the awards to non-employees were closing prices on various measurement dates. During the three months ended December 31, 2007, compensation costs totaling $1,782,219 were recognized, of which, $1,176,541 related to employees, $137,934 to directors, and the remaining $467,744 to consultants. During the nine months ended September 30, 2008, $697,370 was recognized as share-based compensation expense, net of forfeitures. Total unrecognized compensation cost related to non-vested restricted stock at September 30, 2008 is $236,699 and is expected to be recognized over the next three months.

Diligent Board Member Services, Inc.

Notes To Consolidated Financial Statements

A summary of restricted stock activity related to Diligent employees follows:

		Weighted Average
	Number of	Grant-Date
	Shares	Fair Value

Nonvested Shares at October 1, 2007	-	$ -
Granted	4,000,000	0.69
Vested	(2,071,000)	0.69
Forfeited	-	-
Nonvested Shares at December 31, 2007	1,929,000	0.69
Granted	-	-
Vested	-	-
Forfeited	(60,000)	0.69
Nonvested Shares at September 30, 2008	1,869,000	$ 0.69

During the nine months ended September 30, 2008, 60,000 shares of non-vested restricted stock were forfeited.

As of September 30, 2008 and December 31, 2007, no stock options were granted.

401(k) plan – On January 1, 2008 Diligent adopted a defined contribution plan in the form of a qualified 401(k) plan (“the 401(k) Plan”), in which substantially all US employees are eligible to participate. The Company makes no matching contributions under the 401(k) Plan.

17)	Commitments and contingencies

Operating leases – In August 2008, the Company entered into a one year lease for an apartment in New York City, which requires an annual rent of $37,800.

In April 2008, Diligent entered into an operating lease agreement for its office space in New York City for seven years, which requires an annual rent of $210,000. The rental expense for the nine months ended September 30, 2008 was $105,000.

In February 2008, DBMS NZ renewed an operating lease agreement for office space in Christchurch, New Zealand for 18 months. The terms of the lease require an annual rent of NZD84,233 ($56,352 at September 30, 2008). The rental expense for the nine months ended September 30, 2008 was $47,812.

On October 1, 2007, Diligent entered into an operating lease agreement for office space in Sag Harbor, New York for one year. The terms of the lease require an annual rent of $19,200 and the rental expense for the nine months ended September 30, 2008 was $14,400. The lease was not renewed.

Diligent Board Member Services, Inc.

Notes To Consolidated Financial Statements

In August 2007, DBL entered into an operating lease agreement for office space in London, England for five years. The terms of the lease require an annual rent of approximately £27,500 ($55,000). The rental expense for the nine months ended September 30, 2008 was $41,247.

The lease agreements require security deposits in the amount of $237,820 at September 30, 2008.

The following is a schedule of future minimum lease payments as of September 30, 2008:

Three months ending December 31	2008	$ 89,788

Year ending December 31	2009	332,493
	2010	276,167
	2011	282,802
	2012	266,719
		$1,247,969

Employment contracts – In August, 2008, the Company entered into employment contracts with two of its executives which provide for one year contracts in the amount of $476,000 in the aggregate. These contracts also provide for grants of stock which were granted in October, 2008 (See Note 20).

Warranties and indemnification – The Company’s service is warranted to perform in a manner materially consistent with its marketing and training materials, specifications and technical information provided to users. The Company’s arrangements generally include certain provisions for indemnifying customers against liabilities if its products or services infringe a third-party’s intellectual property rights. To date, the Company has not incurred any material costs as a result of such indemnifications and has not accrued any liabilities related to such obligations.

The Company has also agreed to indemnify its directors and officers to the fullest extent allowed under Delaware law for costs associated with any fees, expenses, judgments, fines and settlement amounts incurred by any of these persons in any action or proceeding to which any of those persons is, or is threatened to be, made a party by reason of the person’s services as a director or officer of the Company, or arising as a result of that person serving at the request of the Company as a director, officer, employee or agent of another enterprise. The Company maintains director and officer insurance coverage that should enable the Company to recover a portion of any future amounts paid.

18)	Income taxes

The Predecessor operated as a partnership under Federal, New Jersey and New York State income tax law. No provision or liability for income taxes has been recorded since the members/partners are taxed on their proportionate share of income, and the New York City Unincorporated Business Tax is not significant to the financial statements.

No provision (benefit) for U.S. income taxes has been recorded in the accompanying consolidated financial statements for the periods ended September 30, 2008 (unaudited) and December 31, 2007 as a result of the Company's net operating losses.  As of December 31, 2007, the Company has an

Diligent Board Member Services, Inc.

Notes To Consolidated Financial Statements

unused tax loss carryforward of approximately $3,700,000 to offset future taxable income, which expires in 2027.

The significant components of income (loss) before income taxes and the consolidated income tax provision are as follows:

		Nine Months	Three Months
		ended	ended
		September 30,	December 31,
		2008	2007
(Unaudited)
Income (loss) before income taxes:
	Domestic	$ (8,545,496)	$ (3,670,056)
	Foreign	(526,010)	-
Total		$ (9,071,506)	$ (3,670,056)

Income tax expense (benefit)
	Federal	$ -	$ -
	Foreign	44,239	-
Total		$ 44,239	$ -

The income tax provision differs from the amount of tax determined by applying the federal statutory rate as follows:

	Nine Months	Three Months
	ended	ended
	September 30,	December 31,
	2008	2007
	(Unaudited)

Federal tax (benefit) at 34% statutory rate	$ (3,084,312)	$ (1,247,819)

State income taxes, net of federal benefit	(544,290)	(220,203)

Tax effect of:
Meals and Entertainment	12,890	2,617
Share Based Compensation	278,948	141,565
Foreign Income Taxes	44,239	-
Operating Loss Carryforwards	3,336,764	1,323,840
Income Taxes (benefit)	$ 44,239	$ -

Diligent Board Member Services, Inc.

Notes To Consolidated Financial Statements

Deferred taxes are as follows:

	Nine Months Ended September 30, 2008 (Unaudited)	Three Months Ended December 31, 2007
Deferred tax asset (liability), non-current
Share Based Compensation	$ 278,948	$ 141,565
Net Operating Loss Carryforwards	3,336,764	1,323,840
Valuation Allowance	(3,615,712)	(1,465,405)
Total	$ -	$ -

Management has provided a valuation allowance of $3,615,712 and $1,465,405 as of September 30, 2008 and December 31, 2007, respectively for certain deferred tax assets because they have no basis to conclude it is more likely than not that the related deferred tax assets will be realized.

The Company adopted the provisions of FIN 48 on October 1, 2007 (inception). As a result of this adoption, the Company has evaluated its uncertain tax positions as required by FIN 48 and determined that any required adjustments would not have a material impact on the Company’s financial statements.

The Company is subject to regular audits by federal, state and foreign tax authorities. These audits may result in additional tax liabilities. The Company’s federal and state income tax returns for the tax year ended December 31, 2007 are open for examination by the Federal and State taxing jurisdictions.

19)	Financial instruments

Interest rate risk - Interest rate risk is the risk that market interest rates will change and impact Diligent’s financial results by affecting the rate of interest charged or received by Diligent. It is not expected that changes in interest rates will materially affect the Company’s results of operations.

Currency rate risk - Diligent is subject to currency rate risk primarily from export sales to Canada, Europe, Australia and New Zealand, and from cash balances maintained in foreign currencies.

Liquidity risk - Diligent manages liquidity risk by maintaining adequate reserves and by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

Concentrations of credit and other risks - Diligent sells its service to a diverse number of customers and performs ongoing credit evaluations of its customers' financial condition as part of its accounts receivable monitoring procedures. Financial instruments which potentially subject Diligent to concentrations of credit risk consist primarily of trade accounts receivable. No single customer generated more than 10% of revenue for the any period presented.

Diligent Board Member Services, Inc.

Notes To Consolidated Financial Statements

Diligent maintains its cash balances with high credit quality banking institutions in the United States, New Zealand and Great Britain. At times the balances may be in excess of the insurance limits at a particular bank.

20)	Subsequent events

In October 2008, two loans to executives were repaid to the Company (see Note 12).

In October 2008, the Company granted an additional 600,000 shares of restricted stock to two executives, including 250,000 shares which vest immediately and 350,000 shares which vest at various times between February and May 2009.

On November 20, 2008, LLC agreed to pledge an additional 11,500,000 common shares of Diligent as further collateral for the Note receivable from affiliate. This addition to the pledge will bring the total number of Diligent common shares subject to such pledge, and free and clear of other liens and encumbrances, to 25,000,000 shares (See Note 12).

In November 2008, Wakefield Associates law firm sent a letter to Diligent's shareholders seeking contributions towards the costs of pursuing a class action lawsuit against Diligent, McDouall Stuart (lead organizing broker in Diligent's New Zealand IPO) and Diligent's Board of Directors.  The letter claims that losses have been suffered by investors due to the failure to disclose Diligent director Brian Henry's involvement in the 1980s with EnergyCorp, a New Zealand company that collapsed almost 20 years prior to the IPO, in the IPO offering document.  Diligent is confident that the allegations contained in the letter have no legal merit.

EXHIBIT INDEX

Exhibit Numbers	Exhibits
3.1	Certificate of Incorporation (1)
3.2	Amended and Restated Bylaws (1)
4.1	Form of common stock certificate (1)
10.1	Contribution Agreement dated October 1, 2007 between Diligent Board Member Services, LLC and Diligent Board Member Services, Inc. (1)
10.2	Shareholder Restriction Deed dated November 1, 2007 among Diligent Board Member Services, Inc., Diligent Board Member Services, LLC and McDouall Stuart Securities Limited (1)
10.3	Escrow Agreement dated November 7, 2007 among UMB Bank, N.A., Diligent Board Member Services, Inc. and Diligent Board Member Services, LLC (1)
10.4	Promissory Note and Security Agreement dated October 1, 2007 in the principal amount of $6,800,000 given by Diligent Board Member Services, LLC to the order of Diligent Board Member Services, Inc. (1)
10.5	Limited Pledge of Collateral for Loan dated February 18, 2008 given by Services Share Holdings, LLC (f/k/a Diligent Board Member Services, LLC) to Diligent Board Member Services, Inc. (1)
10.6	2007 Stock Option and Incentive Plan of Diligent Board Member Services, Inc. (1)
10.7	Form of Restricted Stock Award Agreement for restricted stock awards under the 2007 Stock Option and Incentive Plan (1)
21	Subsidiaries (1)

(1)	Filed with the Original Filing on April 30, 2008.